UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
MicroSalt Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Florida

Date of organization
September 10, 2020

Physical address of issuer
515 N Flagler Drive, Suite P-300, West Palm Beach, FL 33401

Website of issuer
https://www.microsaltinc.com/

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of shares of Series Seed Preferred Stock of the issuer that is equal to two percent (2%) of the total number of such shares sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Shares of Series Seed Preferred Stock

Target number of Securities to be offered
25,000
Affiliates of the issuer may invest in the offering, and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis

☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$750,000.00

Deadline to reach the target offering amount
September 27, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end (November 30, 2020)	Prior fiscal year-end (November 30, 2019)
Total Assets	$129,673.00	$69,250.00
Cash & Cash Equivalents	$22,089.00	$11,806.00
Accounts Receivable	$13,060.00	$9,156.00
Short-term Debt	$49,304.00	$1,031.00
Long-term Debt	$40,720.00	$0.00
Revenues/Sales	$43,109.00	$2,557.00
Cost of Goods Sold	$32,070.00	$1,412.00
Taxes Paid	$0.00	$239.00
Net Income	-$526,471.00	-$449,333.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 25, 2021

FORM C/A

Up to $750,000.00

MicroSalt Inc.


MICR SALT

Explanatory Note

MicroSalt, Inc. (the "Company") is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on December 28, 2020, to extend the offering deadline and to include updated financial metrics.

The Company previously filed amendments to its Form C March 15, 2021 to include an additional term sheet for early bird investors, February 11, 2021 to include a webinar transcript and February 1, 2021 to include a reviewed financial statements for the 2019 and 2020 fiscal years and to increase the maximum offering amount from $250,000 to $750,000.

Shares of Series Seed Preferred Stock

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by MicroSalt Inc., a Florida Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in shares of Series Seed Preferred Stock of the Company (the "Securities" or "Preferred Shares"). Investors in Securities are sometimes referred to herein as "Purchasers. " The Company intends to raise at least $25,000.00 and up to $750,000.00 from Investors in the offering of Securities described in this Form C/A (this "O ffering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The intermediary will receive a number of Preferred Shares of the issuer that is equal to two percent (2%) of the total number of Preferred Shares sold by the issuer in the Offering.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$750,000.00	$37,500.00	$712,500.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) The issuer will owe five percent (5%) of the amount raised in the Offering to the intermediary at the conclusion of the Offering. MicroVenture Marketplace Inc. will receive a number of Preferred Shares of the issuer that is equal to two percent (2%) of the total number of Preferred Shares sold by the issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.microsaltinc.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is June 25, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS,

OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.microsaltinc.com/.

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

MicroSalt, Inc. (the "Company") is a Florida Corporation, formed on September 10, 2020. The Company is a successor entity of Salarius LLC, which the Company purchased on September 21, 2020. The Company is currently also conducting business under the name of MicroSalt, SaltMe!, and Salarius.

The Company is located at 515 N Flagler Drive, Suite P-300, West Palm Beach, FL 33401.

The Company's website is https://www.microsaltinc.com/.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

MicroSalt, Inc. manufactures and distributes a patented, low-sodium salt that possesses the saltiness and flavor of traditional salt (sodium chloride) with up to 50% less sodium and improved product adhesion. No substitutes, no gimmicks, just one of the world's smallest edible salt particles at maximum efficacy. MicroSalt® is designed for topical dry applications like potato chips, tortilla chips, nuts, crackers, popcorn and many other snacks. MicroSalt® is a B2B ingredient designed for snack manufacturers, flavor houses, & ingredients distributors. The goal of the business is to supply snack food companies with a better for you salt that will improve the nutritional profile of their products, to enable their customers to reduce their sodium consumption.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Shares of Series Seed Preferred Stock being offered	$25,000 Principal Amount
Total Shares of Series Seed Preferred Stock outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Shares of Series Seed Preferred Stock	$750,000 Principal Amount
Total Shares of Series Seed Preferred Stock outstanding after Offering (if maximum amount reached)	$750,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	September 27, 2021
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 39 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a history of losses and our future profitability is uncertain. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.
We have incurred losses since we began our company and we will continue to have losses in the future as we incur additional expenses to execute our business plan, fuel our potential growth and conduct further research and development. We expect to make significant expenditures to commercialize our testing platform, further develop our business and make technology enhancements. We will have to begin to generate and sustain and increase revenues to achieve or maintain profitability. We may not generate sufficient revenues to achieve or maintain profitability in the future. We may incur significant losses in the future for a number of reasons, including those discussed in other risk factors and factors that we cannot foresee. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We need to continue as a going concern if our business is to succeed.
Because of our recurring losses and negative cash flows from operations, we may not be able to continue as a going concern in the future. Reasons for our possible failure to continue as a going concern include our historical net losses, limited working capital, requirement to repay short and long term indebtedness and the need for additional financing to implement our business plan. If we are not able to attain profitability in the near future our financial condition could deteriorate further, which would have a material adverse impact on our business and prospects and result in a significant or complete loss of your investment. If we are unable to continue as a going

concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

We have a very limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Florida on September 10, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products is highly competitive.

We face significant competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both small and major companies worldwide, such as Cargill Diamond Crystal®, Morton® Salt, Nu-Salt®, and MySalt®. All of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials and we subcontract manufacturing for our products

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, basic ingredients or packaging which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material or ingredient.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our manufacturing support, blending, mixing, packaging and software support vendors may represent our sole source of supply and if sole source they may have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors’ capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company’s products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.. Further, at the current time we do not maintain any key man insurance for our senior executives. If we were to loose one or more of our key executives this would have an adverse impact on the performance and future prospects of the business.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we need to devote significant resources to protecting our information. The expenses associated with protecting our information / these steps could reduce our operating margins and negatively impact the financial performance of the business.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Victor Hugo Manzanilla and Konrad Dabrowski. Victor Hugo Manzanilla has been President and CEO since incorporation on September 10, 2020. Konrad Dabrowski has been Treasurer and Secretary since incorporation on September 10, 2020. The Company has or intends to enter into employment agreements with Victor Hugo

Manzanilla and Konrad Dabrowski, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Victor Hugo Manzanilla and Konrad Dabrowski or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Victor Hugo Manzanilla and Konrad Dabrowski in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Victor Hugo Manzanilla and Konrad Dabrowski die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Offering Statement entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act,

unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts relating to our MicroSalt® and SaltMe!® Product lines. Quarantine mandates imposed by state public officials may impact our employees from effectively selling our product lines if in-person meetings are prohibited. We are able to adapt via video-conferencing, however, there can be no assurance that conducting business virtually is a sustainable alternative than in-person meetings. Quarantine mandates may also negatively impact our suppliers, as we rely on them to meet top line growth. If our suppliers are required to cease operations even for a short period of time, we may not be able to meet the demand of our customers. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We are dependent on third-party suppliers for key raw materials, packaging materials and production, and our use of natural ingredients exposes us to weather and supply expenses and reliability.

We purchase the raw materials used in the production of MicroSalt and such ingredients as weel as required processing and packaging may become prohibitively expensive.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We are subject to governmental regulations affecting food ingredients and their preparation.

Federal, state and local laws and regulations govern the production and distribution and advertising of food ingredients and various other matters. Noncompliance with such laws and regulations may cause FDA or any particular state or jurisdiction may restrict our ability to conduct business, and result in the imposition of significant remediation costs or fines.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as low sodium brands that have the potential to provide incremental sales growth rather than reduce distributors' existing food ingredient. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Sales of a limited number of products contributed all of our historical sales and cash flow.
A reduction in the sale of our products would have a material adverse effect on our ability to become profitable and achieve future growth. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing MicroSalt!® or SaltMe!® Potato chips or that any of our future food products will be accepted in their markets. Any inability on our part to stay current with food and consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding salty food products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on a few third-party co-manufacturers with one location to manufacture all of our products.

The loss of these co-manufacturer or the inability of these co-manufacturers to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products.

The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufactures are also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers require our third-party co-manufacturer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.

We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.
We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Risks Related to the Securities

The shares of Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the shares of Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our shares of Series Seed Preferred Stock. Because our shares of Series Seed Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our shares of Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the shares of Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the shares of Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 87.13% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for

investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Purchasers will grant a proxy to vote their Securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters submitted to a vote of the stockholders of the Company. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

By signing an irrevocable proxy in connection with the purchase of the Securities, you will grant a proxy to the intermediary or its affiliate to vote the Securities on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a shareholder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of Series Seed Preferred Stock will be subject to dilution.

If the Company conducts subsequent Offerings of Series Seed Preferred Stock or Securities convertible into Series Seed Preferred Stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Series Seed Preferred Stock.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We manufacture and distribute a patented, low-sodium salt that possesses the saltiness and flavor of traditional salt (sodium chloride) with up to 50% less sodium and improved product adhesion. No substitutes, no gimmicks, just one of the world's smallest edible salt particles at maximum efficacy. MicroSalt® is designed for topical dry applications like potato chips, tortilla chips, nuts, crackers, popcorn and many other snacks. MicroSalt® is a B2B ingredient designed for: Snack manufacturers, Flavor houses, & Ingredients distributors. The goal of the business is to supply snack food companies with a better for you salt that will improve the nutritional profile of their products, to enable their customers to reduce their sodium consumption.

Business Plan

We operate two business models:

B2B: We manufacture and distribute a low sodium salt application called Microsalt (US8900650) that provides the full flavor of regular table salt with up to 50% less sodium. We have exclusive rights to the patented, low sodium application and leverage our distribution and broker partners to drive top line revenue of this product line.

B2C: SaltMe!® is our potato chip product line that is sold in 71 stores throughout Northeastern U.S. and Texas. SaltMe!® potato chips come in a variety of flavors and include our patented Microsalt application, which provides the sodium flavor profile of regular table salt with up to 50% less sodium.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
MicroSalt®	Our patented MicroSalt® technology achieves the same saltiness of traditional salt with half of the sodium, by reducing the salt particle size (roughly 100x smaller than a regular salt particles). With MicroSalt®, companies can make full flavor snacks with the same saltiness as traditional snacks yet with half of the sodium. MicroSalt® uses nano-sized sodium chloride crystals that dissolve faster, is all natural, non-GMO, Kosher and doesn't contain any of the additives found in other sodium reduction products.	U.S. salty snack market. The company also plans to address other markets such as Mexico, Europe, Japan.

SaltMe!®	SaltMe!® is the Company's potato chip product line that is sold within 71 stores throughout the U.S.	U.S. salty snack market.

The company believes the highest ROI will be derived from expanding the sales of Microsalt!® into LATM, Europe, as well as Japan and Australia and part of proceeds would be dedicated towards that. The company also plans to develop a B2C Microsalt!® applicator over time, as well as other snack line items besides chips for its SaltMe!® product line.

MicroSalt Inc. partnered with two brokers to leverage their expertise and sales force in the ingredients market: a) Accurate Ingredients Inc: to cover the east and west coast of US. b) Hanks brokerage: to cover Texas and mid-west. July 2020: Partnered with Gehring-Montgomery Inc, a global distributor for ingredients and chemical products. August 2020: Partnered with FXM, one of the leading ingredients distributors in Mexico to take advantage of the increasing government policies on sodium reduction.

Competition

The Company's primary competitors are Cargill Diamond Crystal®, Morton® Salt, Nu-Salt®.

- The only solution providing low sodium with full flavor of regular salt. Snacks manufactures do not have a solution to decrease sodium without negatively affecting the flavor profile of their products.
- Superior product adhesion. Due to low weight and small particle size, attachment to snacks surfaces is unprecedented, maintaining flavor profile during transportation and storage.
- Natural, Non-GMO, Gluten Free (no additives such as Potassium Chloride altering the natural taste). MicroSalt® is the only low sodium salt option that tastes exactly like salt, because it is salt. Competitors' products either include potassium chloride or sacrifice taste.

Customer Base

MicroSalt® is sold directly to food manufacturers who requested to remain undisclosed. SaltMe!® chips are being sold in Northeast US and Texas.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
8,900,650 B1	Low Sodium Salt Compositions	This patented technology achieves the same saltiness of traditional salt with half of the sodium, by reducing the salt particle size (roughly 100x smaller than a regular salt particles).	March 18, 2010	December 2, 2014	United States
Application #16/535,703	Improved Low Sodium Salt Composition	Improved Low Sodium Salt Composition - improves adhesion of our salt.	August 8, 2019	TBD	United States and abroad

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
UK00003338975	Salt, raw	Microsalt	September 17, 2018	December 7, 2018	United Kingdom
UK00003359044	Salt, raw	SaltMe	December 6, 2018	January 3, 2019	United Kingdom
UK00003173670	Salt, raw	µSalt	July 8, 2016	October 14, 2016	United Kingdom
UK00003393341	Salt, raw	Salt Me! Full Flavour, Low Sodium (Logo)	April 18, 2020	July 12, 2019	United Kingdom
88148686	Salt, raw	Microsalt	October 9, 2018	November 17, 2020	United States
88257685	Salt, raw	SaltMe	January 10, 2019	December 10, 2019	United States

Governmental/Regulatory Approval and Compliance

The FDA issued a draft guidance to the food industry for voluntarily reducing sodium in processed and commercially prepared food in May 2016. The FDA's proposed guidance seeks to reduce the average sodium intake per individual in the U.S. from 3,400 milligrams (mg) to 2,300 mg by 2026. While these guidelines are only recommended and not enforceable, food manufacturers still must disclose the level of sodium in packaged foods.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 515 N Flagler Drive, Suite P-300, West Palm Beach, FL 33401.

The Company conducts business in the United States.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Salarius LLC	Limited Liability Company	Florida	July 30, 2018	100.0%

Salarius LLC was purchased by Microsalt Inc. on September 21, 2020 from Salarius Limited for $10.00. Salarius LLC works with the distributors and brokerage companies that have agreed to market the Microsalt application to business customers.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$37,500
Research and Development	10.00%	$2,500	10.00%	$75,000
General Working Capital	30.00%	$7,500	30.00%	$225,000
Sales and Marketing	35.00%	$8,750	35.00%	$262,500
Production	20.00%	$5,000	20.00%	$150,000
Total	**100.00%**	**$25,000**	**100.00%**	**$750,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and will receive a number of Preferred Shares of the issuer that is equal to two percent (2%) of the total number of Preferred Shares sold by the issuer in the Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Microsalt Positions	Employment Responsibilities	Past Experience	Education & Qualifications
Victor Hugo Manzanilla	Chief Executive Officer, President	Chief Executive Officer, President; September 2020 – Present; Leads business strategy and daily operations.	Founder, VHM Global Research; January 2013—Present	Bachelors, Industrial Engineering—Universidad Simón Bolívar
Konrad Dabrowski	Treasurer, Secretary, and CFO	Treasurer, Secretary, and CFO; September 2020—Present Leads financial strategy.	Group Financial Controller and CFO, Tekcapital PLC; June 2017—Present	Master's, Finance and Banking—Warsaw School of Economics
Eduardo Souchon	Director	Director; September 2020 – Present Directing the Company's strategy	Executive Director and Partner, Multicultural Food Consulting; December 2018—Present Director, Salarius LTD; June 2018—Present Senior Director, Office Depot;	Bachelor's, Industrial Engineering—Universidad Católica Andrés Bello MBA—Carnegie Mellon University

			January 2016—February 2017	
Steve McCready	Director	Director; September 2020 – Present Directing the Company's strategy	Consultant, SMcCreations; October 2017—Present Director of Product Development, Albertsons Companies; August 2015—October 2017	Bachelor's, Food Science—California Polytechnic State University

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Microsalt Positions	Employment Responsibilities	Past Experience	Education & Qualifications
Victor Hugo Manzanilla	Chief Executive Officer, President	Chief Executive Officer, President; September 2020 – Present; Leads business strategy and daily operations.	Founder, VHM Global Research; January 2013—Present	Bachelors, Industrial Engineering—Universidad Simón Bolívar
Konrad Dabrowski	Treasurer, Secretary, and CFO	Treasurer, Secretary, and CFO; September 2020—Present Leads financial strategy.	Group Financial Controller and CFO, Tekcapital PLC; June 2017—Present	Master's, Finance and Banking—Warsaw School of Economics
Javier Contreras	COO	Chief Operating Officer; January 2019 – Present; Leads operating activities, specifically relating to supply chain	Senior Sourcing Manager, The Clorox Company; January 2015 - Present	Bachelor's, Industrial Engineering—USB

		management and distribution		

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in Florida.

The Company does not have employment/labor agreements with any of its employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	5,000,000
Amount Authorized	20,000,000
Voting Rights	One vote per share
Anti-Dilution Rights	No special rights
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Credit card
Name of creditor	JPMorgan Chase
Amount outstanding	$25,024
Interest rate and payment schedule	Payment on the 1st of every month of each statement balance. The credit card has an APR of 16.99% on all purchases.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	N/A
Other material terms	N/A

Type of debt	Payables to vendors/payables
Name of creditor	Miscellaneous Vendors and Partners
Amount outstanding	$36,056
Payment schedule	Payment terms vary and must be paid within a reasonable time upon receiving an invoice
Amortization schedule	None
Describe any collateral or security	None
Maturity date	N/A
Other material terms	The Company intends to pay its vendors and partners promptly after receiving invoices for services rendered or products delivered. The payable amount is current as of November 30, 2020.

Type of debt	Convertible Note
Name of creditor	Tekcapital PLC
Amount outstanding	$40,000
Interest rate and payment schedule	10% interest calculated monthly, with the option to pay accrued interest and principal amount any time before or on maturity date
Amortization schedule	None
Describe any collateral or security	None
Maturity date	September 10, 2023
Other material terms	At the election of the Holder, the note and all accrued interest will converted into shares of stock following the event of an equity financing totaling $500,000 or more, a sale of 10% or more of the Company's equity, if the Company lists on a public exchange, or at the Holder's discretion. The number of shares allotted to the Holder upon a conversion event is equal to the quotient obtained by dividing the amount of all outstanding principal and accrued interest of the note being converted by the per share purchase price paid for by investors under equity financing events described above, or the closing price of the Company's trading shares on the relevant public exchange, or the valuation of the last equity investment or a figure determined by the CFO of the Holder.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	N/A	$40,000	General corporate purposes	September 10, 2020	4(a)(2)

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The company is primarily owned by Salarius Limited, its UK-based parent company ("incubator"). Employees currently own the rest of the company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Salarius Limited	87.13%

Following the Offering, the Purchasers will own 0.5% of the Company's voting equity securities if the Minimum Amount is raised and 4.8% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are primarily a pre-revenue company, besides our small B2C line of SaltMe!® low sodium, full flavor chips (Saltme.com), which is beginning to generate more revenue as of late this year. Our goal is to win big B2B clients (i.e. sales of Microsalt) throughout 2021. To facilitate distribution, we have secured distributors and brokers in 2020.

The main business objective for the company is to grow sales and marketing given the product is market-ready and post R&D. Growing the top line will allow re-investment into geographical expansion including Europe and LATM.

Liquidity and Capital Resources

The offering will assist primarily with the efforts we believe should provide highest ROI: investment into sales and marketing, brand building, and expansion.

The Company has the following sources of capital in addition to the proceeds from the Offering:

Our incubator is providing liquidity systematically; they are also willing to contribute an amount into crowdfunding campaign.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

The company has a management service agreement with Tekcapital Europe Ltd, the incubator for a range of services: IP, legal, accounting, executive, admin, etc. We expect to engage Tekcapital for one more year to provide its services, which results in a fee of $35,000 per quarter.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 750,000 of shares of Preferred Stock for up to $750,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by September 27, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $750,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify

Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company agrees to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price was determined by dividing the pre-money valuation cap of $5,000,000 by the fully diluted common shares outstanding. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Preferred Shares of the Issuer equal to two percent (2%) of the total number of Preferred Shares sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

At the initial closing of this Offering (if the Minimum Amount is sold), our authorized capital stock will consist of 25,000,000 shares of stock of all kind, par value $0.00001 per share, of which 5,000,000 common shares and approximately 776,111 Series Seed preferred shares will be issued and outstanding. A draft of the Amended and Restated Certificate of Incorporation of MicroSalt Inc. (the "**Restated Certificate**") is attached hereto as Exhibit G.

Classes of Securities of the Company

Common Stock

Dividend Rights
Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Right to Receive Liquidation Distributions
In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Stock in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holders of Preferred Stock and payment of all of the Company's debts and other liabilities or (ii) their pro rata share among holders of Common Stock and Preferred Stock (on an as-converted basis) after payment of all the Company's debts and other liabilities.

Rights and Preferences
Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock (including those offered in this offering) and any additional classes of Preferred Stock that we may designate in the future.

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. So long as at least 50% of the original number of Series Seed Preferred Stock is outstanding, specific matters submitted to a vote of the stockholders require the approval of the holders of a majority of outstanding Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Restated Certificate, as then in effect, in a way that adversely affects the Series Seed Preferred Stock; or

- create any new class or series of capital stock having rights, powers or privileges set forth in the certificate of incorporation, as then in effect, that are senior to Series Seed Preferred Stock, unless the Company offers the Series Seed Preferred Stock the right to convert or exchange their Series Seed Preferred Stock into capital stock of the Company having such senior rights, powers or privileges.

Proxy Granted to MicroVenture Marketplace Inc.
Each Purchaser will appoint MicroVenture Marketplace Inc. as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the shares of Series Seed Preferred Stock of the Company. This means that you will have no right to vote any of your shares until the Proxy is terminated and the Proxy will only

terminate upon the mutual agreement of the Company and MicroVenture Marketplace Inc, pursuant to the Proxy Agreement attached hereto as Exhibit H.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of (i) the original issue price, plus any dividends declared but unpaid or (ii) such amounts that they would have received had all shares of preferred stock been converted to common stock. Holders of Series Seed Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights
Each share of Series Seed Preferred Stock is convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights and Preferences

Under the Subscription Agreement, investors who have invested $25,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

- Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity or equity-linked securities, excluding the issuances of equity options for either Common Stock or Preferred Stock share classes.

- Major Purchasers will receive standard information and inspection rights, including the right to (i.) visit and inspect any of the properties of the Company, (ii.) examine the books of account and records of the Company, and (iii.) discuss the affairs, finances, and accounts of the Company with the directors, officers, and management employees of the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Preferred Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Salarius Limited
Relationship to the Company	Parent
Total amount of money involved	$40,000
Benefits or compensation received by related person	Convertible Note with a 10% interest rate, maturing on September 30, 2023
Benefits or compensation received by related Company	$40,000
Description of the transaction	The note will convert into shares of the Company equal to the principal amount divided by the share price of a qualified financing event. A financing event is determined to be qualified through a mutual agreement between the Company and creditor.

Intellectual Property

Related Person/Entity	Salarius Limited
Relationship to the Company	Parent
Total amount of money involved	$1.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	N/A
Description of the transaction	Salarius Limited transferred patent 8,900,650 B1 and pending application #16/533,703 to MicroSalt in exchange for $1.00 on 10/22/2020

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Konrad Dabrowski, CFO
Relationship to the Company	Treasurer, Secretary and CFO
Total amount of money involved	$30,000.00
Benefits or compensation received by related person	Potential capital gain in shares of ultimate beneficiary company
Benefits or compensation received by Company	Professional Services of Mr. Dabrowski
Description of the transaction	Konrad Dabrowski, CFO of MicroSalt, owns 268,000 shares of Tekcapital plc, an ultimate parent of MicroSalt.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Konrad Dabrowski
(Signature)

Konrad Dabrowski
(Name)

Treasurer, Secretary and CFO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Konrad Dabrowski
(Signature)

Konrad Dabrowski
(Name)

Treasurer, Secretary and CFO
(Title)

June 25, 2021
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Term Sheets
Exhibit E	Pitch Deck
Exhibit F	Video Transcript
Exhibit G	Restated Certificate
Exhibit H	Irrevocable Proxy
Exhibit I	Webinar Transcript

EXHIBIT A

Financial Statements

MICROSALT, INC.

(a Florida corporation)

Unaudited Financial Statements

For the fiscal years ended November 30, 2020 and 2019


IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 20, 2021

To: Board of Directors, MICROSALT, INC.

Re: FYE 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of MICROSALT, INC. (the "Company"), which comprise the balance sheets as of November 30, 2020 and 2019, and the related statements of income, owners' equity/deficit and cash flows for the fiscal year periods ended November 30, 2020 and 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

MICROSALT, INC.
BALANCE SHEETS
As of November 30, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	**2020**	**2019**
Current Assets		
Cash and cash equivalents	$ 22,089	$ 11,806
Inventory	65,424	27,130
Account receivable, related party	13,060	9,156
Prepaid expenses	7,944	0
Total current assets	108,516	48,092
Fixed assets, net of accumulated depreciation	2,492	2,492
Intangible assets, net of accumulated amortization	18,666	18,666
Total Assets	$ 129,673	$ 69,250
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 49,304	$ 1,031
Total Current Liabilities	49,304	1,031
Long-term liabilities	40,720	0
Total Liabilities	90,024	1,031
SHAREHOLDERS' EQUITY		
Membership capital (through September 10, 2020)	0	68,219
Common stock (20,000,000 shares authorized, 5,000,000 shares issued and outstanding as of November 30, 2020)	566,121	0
Retained deficit	(526,471)	0
Total Shareholders' Equity	39,650	322,862
Total Liabilities and Shareholders' Equity	$ 129,673	$ 69,250

MICROSALT, INC.
STATEMENT OF OPERATIONS
For fiscal years ended November 30, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 43,109	$ 2,557
Less: Cost of goods sold	32,070	1,412
Gross profit	11,039	1,145
Operating expenses		
General and administrative	537,510	450,278
Total operating expenses	537,510	450,278
Net Operating Income (Loss)	(526,471)	(449,333)
Tax provision (benefit)	0	0
Net Income (Loss)	$ (526,471)	$ (449,333)

MICROSALT, INC.
STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
For fiscal years ended November 30, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Membership Interest	Common Stock	Retained Deficit	Total Owners' Equity
Balance as of December 1, 2018	**$ 156,997**			**$ 156,997**
Capital contributions, net of distributions	360,555			360,555
Net income (loss)	(449,333)			(449,333)
Balance as of November 30, 2019	**$ 68,219**			**$ 68,219**
Capital contributions, net of distributions	497,902			497,902
Conversion to corporation	(566,121)	566,121		0
Net income (loss)			(526,471)	(526,471)
Balance as of November 30, 2020	**$ 0**	**$ 566,121**	**$ (526,471)**	**$ 39,650**

MICROSALT, INC.
STATEMENT OF CASH FLOWS
For fiscal years ended November 30, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (526,471)	$ (449,333)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) decrease in inventory	(38,294)	(27,130)
(Increase) decrease in accounts receivable, related party	(3,904)	(9,141)
(Increase) decrease in prepaid expenses	(7,944)	0
Increase (decrease) in accounts payable	48,273	(58,706)
Net cash used in operating activities	(528,340)	(544,310)
Investing Activities		
Acquisition of assets	0	(2,437)
Net cash used in investing activities	0	(2,437)
Financing Activities		
Proceeds from capital contribution, net of distributions	497,902	360,555
Proceeds from long-term liabilities	40,720	0
Net change in cash from financing activities	538,622	360,555
Net change in cash and cash equivalents	10,283	(186,192)
Cash and cash equivalents at beginning of period	11,806	197,998
Cash and cash equivalents at end of period	$ 22,089	$ 11,806

MICROSALT, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
For fiscal years ended November 30, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

MICROSALT, INC. (which may be referred to as the "Company", "we," "us," or "our") was formed on September 10, 2020. The Company was originally organized Salarius LLC in Florida on September 30, 2018. The Company manufactures and sells MicroSalt®, a low-sodium substitute for table salt.

Since Inception, the Company has primarily relied on securing funding from its founders. As of November 30, 2020, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9), the receipt of funds from revenue producing activities, if and when such can be realized, as well as working capital contributions from its founders. The Company also has availability, but not the contractual right, to additional intercompany financing from its parent company, Salarius Ltd. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

As the Company is the successor corporation to Salarius LLC in 2020, the basis for the presentation of the financials statement for the calendar years ended 2019 and 2018 are as an limited liability company.

The Company uses November 30 as its fiscal year end.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could

materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of November 30, 2020 and 2019, the Company had $22,089 and $11,806 of cash on hand, respectively. The company receives regular working capital injections from its founders.

Fixed Assets and Other Long-Lived Assets
Long-lived assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When assets are retired or sold, the cost and related accumulated depreciation or amortization are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years. Amortization is provided over the useful life of the asset.

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory
When applicable, the Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the sale of its tangible products and records revenue when the product has shipped to the final customer.

Cost of Goods Sold
For the years ending November 30, 2020 and 2019, cost of goods were recorded as product sales revenue was recorded.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within a negotiated number of days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment

transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

As of November 30, 2020, the Company had approximately $40,000 of long-term financing.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended November 30, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through November 30, 2020 and the deferred tax asset, if any, from such losses have been fully valued based on their uncertainty in being used and will continue to be until there is persuasive evidence that those deferred assets can be utilized.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – EQUITY

As of the end of November 30, 2020, the Company had converted into MICROSALT, INC. and authorized the issuance of up to 20,000,000 shares of common stock. Upon conversion, the Company issued 5,000,000 shares of common stock to the members of the predecessor limited liability company as those members had previously contributed various intangible assets (that have been booked at their net book value on the Company's balance sheet).

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has extended and has been extended trade accounts with affiliate companies with no interest or fixed maturity.

Because this is a transaction between insiders of the Company, there is no guarantee that it represents the terms that would otherwise be available if the loan had been made on arm's length terms.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $750,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Microventures and its FINRA approved Regulation CF portal. Microventures is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through January 26, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Company Summary


MicroVentures


MICROSALT

Company: MicroSalt

Market: FoodTech

Product: Patented technology delivering full-salty flavor with 50% less sodium

Company Highlights

- Patented a salt nanoparticle MicroSalt® created to provide full-salty flavor with 50% less sodium.
- Partnered with Gehring-Montgomery, Hanks Brokerage and Accurate Ingredients to expand MicroSalt® distribution and sales in the US and with FXM Ingredients to sell its sodium nanoparticle to packaged food companies within Mexico.
- MicroSalt® delivered 50% sodium reduction while maintaining saltiness in several studies, natural and without any additives
- Experienced team with decades of experience including former P&G and Pringles executives

EXECUTIVE SNAPSHOT

MicroSalt aims to revolutionize the food industry with a patented a sodium nanoparticle engineered to deliver the full flavor experience of salt with half the sodium. MicroSalt's powdered salt particles are approximately 100 times smaller than regular table salt, allowing them to be rapidly dissolved. Compared to traditional salt alternatives, like Potassium Chloride that has a metallic taste when consumed,[i] this technology allows MicroSalt's product to attain the same salty flavor as regular salt, but with 50% less sodium – with no additives! MicroSalt® is all-natural, non-GMO, and Kosher.

The company also sells its own branded SaltMe! potato chips, which use its sodium nanoparticle technology. In May 2020, the company announced that its branded chips were available in 71 stores[ii] throughout the Northeastern U.S. and Texas. MicroSalt has also partnered with food ingredient suppliers like Hanks Brokerage, Accurate Ingredients, GMI, and FXM Ingredients to help manufacturers to meet sodium reduction guidelines set by the U.S. Food and Drug Administration (FDA)[iii] and international governments including Mexico.[iv]

PERKS

You are investing in the company's Preferred Stock in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.

Investors who purchase the first 100,000 shares of Preferred Stock will receive shares priced at $0.90 per share, representing a pre-money valuation of $4.5 million, instead of shares of Preferred Stock priced at $1.00 per share, representing a pre-money valuation of $5 million.

In addition to the above perk:

- $250+: Receives a $25 coupon code for any purchase on https://saltme.com/
- $500+: Receives a $50 coupon code for any purchase on https://saltme.com/
- $1,000+: Receives the $500+ level perk and access to a private Q&A session over Zoom with the company's CEO and CFO!
- $10,000+: Receives the $1,000+ level perk and an invitation to help the core team name the next product or flavor to deliver in the future!

COMPANY SUMMARY

Opportunity



According to the U.S. FDA, on average, Americans consume 3,400 mg of sodium each day—that's nearly 50% more sodium than recommended. Consistent sodium consumption above the recommended average of 2,300 mg can be life threatening, since increased sodium consumption has been linked to high blood pressure which is a major risk factor for stroke and heart disease,[v] the leading cause of death in America[vi]. In 2020, over 540,00 deaths have been attributed to heart disease, more than cancer or COVID-19.[vii] While other factors contribute to heart disease, the FDA has provided guidance for Americans to reduce their sodium intake, as 70% of sodium consumption comes from packaged and prepared foods.[viii]

In 2016, the FDA released a draft guidance plan to reduce sodium intake across the entire population to the recommended 2,300 mg a day.[ix] Since the draft was released, one modeling study has indicated that meeting the FDA's goals could stave off hundreds of thousands of cardiovascular disease (CVD) cases and tens of thousands of related deaths over the next 20 years.[x] It's also estimated that $41 billion could be saved if the American population reduces its sodium intake to 2,300 mg a day over a ten-year period.[xi] International governments like Mexico,[xii] Chile, and Bolivia[xiii] have also taken steps to encourage the reduction of sodium intake.

To significantly reduce sodium in packaged foods, MicroSalt® has patented a technology to provide the same salty flavor using 50% less sodium compared to regular table salt.

The patented technology, named MicroSalt, is a nanoparticle (US8900650) which acts as a carrier molecule for powdered salt crystals that are 100 times smaller than table salt. The smaller salt particles dissolve almost immediately when consumed, delivering an intense, salty flavor.

Currently, MicroSalt's main business focus is to offer its technology to packaged food manufacturers that are looking to reduce sodium. Additionally, the company sells its own brand of potato chips using the MicroSalt® technology, called SaltMe!® The company is raising capital to expand both product lines internationally.


MicroVentures

Product

MicroSalt®

MicroSalt® is a particle coated with nano-sized salt crystals that range in size from 0.2 um (microns) to 0.6 um. The carrier (usually maltodextrin) simply acts as a vehicle molecule to deliver the small salt crystals. These salt crystals naturally attach to the carrier through electrostatic forces. When consumed, MicroSalt® dissolves almost immediately due to the extremely small size of its crystals, which is what allows for that authentic, salty flavor.


Carrier
0.2 µm
Salt
Salt
0.6 µm
Salt
Salt
HV 15.00 kV
det ETD
WD 5.0 mm
mag 5 002 x
10 µm
University of Arkansas

Unlike incumbents in this market who use alternatives (i.e. Potassium Chloride), MicroSalt® taste like salt as its main component is salt. While potassium chloride is not the same as salt, it does have very similar taste and functionality. However, too much potassium chloride will often result in a bitter or metallic taste.[xiv]

SaltMe!

MicroSalt sells its own brand of potato chips called SaltMe!, which is manufactured using MicroSalt® and is designed to provide the full flavor with less sodium (up to 50%) compared to regular potato chips. Currently, SaltMe! chips are available in 71 stores[xv] across the Northeastern U.S. and Texas, amazon.com and saltme.com. These five-ounce potato chips bags come in a variety of flavors including original, barbeque, cheddar and sour cream, and sour cream and onion.


Salt Me!
FULL FLAVOR, LESS SODIUM
Original
50% less sodium
Salt Me!
FULL FLAVOR, LESS SODIUM
Barbecue
50% less sodium
Salt Me!
FULL FLAVOR, LESS SODIUM
Cheddar & Sour Cream
50% less sodium
Salt Me!
FULL FLAVOR, LESS SODIUM
Sour Cream & Onion
50% less sodium


MicroVentures

Use of Proceeds

If MicroSalt reaches the minimum amount ($25,000) or maximum amount ($750,000), it anticipates using the proceeds as follows:


Use of Proceeds
10%
5%
35%
30%
20%
Intermediary Fees
Sales and Marketing
Production
Working Capital
Product Development (R&D)

- **Sales and Marketing:** Expenses associated with brokerage contracts, in-house sales teams, and advertising SaltMe! Potato chips and the MicroSalt applicator
- **Working Capital:** Short-term capital to fund day-to-day operations
- **Production:** Production expenses associated with production of the MicroSalt applicator
- **Product Development (R&D):** Development of other use cases for the MicroSalt applicator
- **Intermediary Fees:** Fees associated with this Reg CF raise

Product Roadmap

MicroSalt intends to innovate on its technology and products even further and expand its reach to more geographical regions. The MicroSalt applicator innovation roadmap is divided into two categories:

- **Product line development:** The company anticipates rolling out a "80% less sodium" MicroSalt, an improved version of its current patented technology to further reduce sodium intake while providing the same full-level sodium flavor. It is also developing a Himalayan salt product variation as well as salt satchels, all with expected launches in Q4 2021.
- **Business Expansion:** The company anticipates expanding into Mexico through its agreement with FXM in 2021, into LATAM in late 2021, and, through its agreement with GMI, to Asia in 2023. MicroSalt also plans to penetrate the restaurant market by developing a special applicator for restaurants (for use on French fries, tortilla chips, etc.) in late 2021.

The SaltMe! branded snacks innovation roadmap is divided into three categories:

- Flavor line extensions for current products
- New product categories in snacks (i.e., nuts and popcorn)
- Development of a MicroSalt applicator for home use


MicroVentures


MicroSalt®
Start
SaltMe!®
2019
2020
2021
2022
2023
MicroSalt®
MicroSalt® Sea
Mexico
Expansion
LATAM, EU
MicroSalt®
LE (Himalayan)
Microsalt® 80% Less
Sodium, MicroSalt®
satchels, Restaurant
Applicator
Asia
SaltMe!® Chips
1.5oz
SaltMe!® Chips
5oz
O,
BBQ,
SC&O,
C&SC
SaltMe!® Nuts
SaltMe!® Chips LE
SaltMe!® Pop Corn
SaltMe!® Chips LE
SaltMe!® Nuts LE
SaltMe!® Salt Applicator
Sea & Himalayan

Business Model

MicroSalt operates in both the business-to-business (B2B) and business-to-consumer (B2C) business models.

B2B: MicroSalt manufactures and distributes MicroSalt (US8900650) to its business customers who use the salt in their packaged food products. To drive sales, the company has its own salesforce but also leverages its distribution and broker partners, including FXM (Mexico), Hanks (Texas and Midwest), Accurate Ingredients (East and West coast), and GMI (US distribution and global).

B2C: SaltMe! is the company's potato chip product line that is sold in 71 stores[xvi] throughout the Northeastern U.S. and Texas. To continue to gain distribution, the company has a supplier agreement with UNFI and Chef Warehouse. Also it has a partnership with iLevel brands, a national sales force broker.

USER TRACTION

Distribution

MicroSalt has a supplier agreement with United Natural Foods Inc. (UNFI), a wholesale foods and food products company that has 58 distribution centers across North America.[xvii] Beyond UNFI, MicroSalt is currently in discussions with other food products


UNFI
BETTER FOOD. BETTER FUTURE.


MicroVentures

companies, although it has not officially signed these potential customers.

Product Sales

The company has also signed multiple sales service agreements that could potentially increase its distribution coverage globally. The following sales/brokerage companies have signed with MicroSalt and agreed to cover a specific region:

- Hanks Brokerage: Texas and the Midwest
- Accurate Ingredients: East and West coast
- Gehrig Montgomery Inc. (GMI): U.S. and global regions, particularly the European Union
- FXM International (FXM): Mexico


Hanks Brokerage, Inc.


ACCURATE
INGREDIENTS


GEHRING-MONTGOMERY, INC.


TER
GROUP


FXM
Ingredients
for success

HISTORICAL FINANCIALS

The company's fiscal year is December 1 to November 30. MicroSalt began generating income in 2019, although it was a slow year as the company was building its salesforce and acquiring sales service agreements. In fiscal year 2020, MicroSalt generated $43,109 in total revenue. The company incurs costs associated to revenue even if it doesn't generate top line income for a period, causing negative total income from December 2019 to June 2020. In July, the company's total income spiked to $87,471 due to a research and development tax credit. Sales were flat from August through October but ticked up in November to $4,801. In 2021, the company recorded positive income from snack and ingredient sales in February and March.


Monthly Income (FY '20 - YTD '21)
$100,000
$80,000
$60,000
$40,000
$20,000
$-
$(20,000)
$(40,000)
Dec 2019
Jan 2020
Feb 2020
Mar 2020
Apr 2020
May 2020
Jun 2020
Jul 2020
Aug 2020
Sep 2020
Oct 2020
Nov 2020
Dec 2020
Jan 2021
Feb 2021
Mar 2021
Apr 2021


Annual Income (Fiscal Year '18 - '20)
$50,000
$45,000
$40,000
$30,000
$20,000
$15,000
$10,000
$5,000
$-
FY 2018
FY 2019
FY 2020


MicroVentures


Expense Breakdown (FY 2020)


1.9%
4.7%
6.1%
0.1%
5.5%
1.2%
80.6%

MicroSalt incurred a total of $569,580 expenses in its 2020 fiscal year, an increase of 26.5% from 2019. For the year, management fees of $35,000 were incurred in May and September, which contributed to the spikes in those months. Professional fees including accounting, legal, and consulting expenses account for about 80% of MicroSalt's total expenses for 2020


Other
Marketing
Research and Development
Licenses, Dues, and Royalties
Rent
IT & Software
Professional Expenses


Monthly Expenses (FY '20 - YTD '21)
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$-
Dec 2019
Jan 2020
Feb 2020
Mar 2020
Apr 2020
May 2020
Jun 2020
Jul 2020
Aug 2020
Sep 2020
Oct 2020
Nov 2020
Dec 2020
Jan 2021
Feb 2021
Mar 2021
Apr 2021


Annual Expenses (Fiscal Year '18 - '20)
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
FY 2018
FY 2019
FY 2020

MicroSalt has posted a yearly net loss since its inception in December 2019 due to its efforts to scale its operations, to expand its SaltMe! store presence, and to promote the MicroSalt technology. The company recorded a net loss of $526,471 in FY 2020, $449,333 in FY 2019, and $118,634 in FY 2018. In 2020, MicroSalt recorded one month of positive net income in July 2020 of $48,643.


Monthly Net Income (Loss) FY '20 - YTD '21
$60,000
$40,000
$20,000
$-
$(20,000)
$(40,000)
$(60,000)
$(80,000)
$(100,000)
$(120,000)
Dec 2019
Jan 2020
Feb 2020
Mar 2020
Apr 2020
May 2020
Jun 2020
Jul 2020
Aug 2020
Sep 2020
Oct 2020
Nov 2020
Dec 2020
Jan 2021
Feb 2021
Mar 2021
Apr 2021
Annual Net Loss (Fiscal Year '18 - '20)
$-
$(100,000)
$(200,000)
$(300,000)
$(400,000)
$(500,000)
$(600,000)
FY 2018
FY 2019
FY 2020

MicroSalt's average monthly cash burn was $38,505 for in 2020. The company had $76,860 cash on hand at the end of April 2021.



Sodium is a vital electrolyte that helps regulate the fluid balance within and around cells. It's also an important mineral for proper nerve and muscle function. Similar to anything else, too little or too much may result in negative health effects. For example, low levels of sodium in our body may cause seizures and a loss of consciousness.[xviii] More so, high levels of sodium are linked to high blood pressure, a major risk factor for heart disease— currently the leading cause of death within the United States in 2020.[xix]

On average, Americans consume 3,400 mg of sodium each day–nearly double the recommended 2,300 mg. Because 70% of sodium consumption comes from packaged and prepared foods, Americans who want to reduce sodium intake may find it very difficult to do so without avoiding these foods entirely.[xx] In 2016, the FDA released a draft guidance plan to reduce sodium intake across the entire U.S. population to the recommended 2,300 mg a day.[xxi] Since the draft was released, one modeling study has indicated that meeting the FDA's goals could stave off hundreds of thousands of cardiovascular disease (CVD) cases and tens of thousands of related deaths over the next 20 years.[xxii]

One particular study noted a potential economic incentive as well. It's estimated that $41 billion in healthcare costs could be saved if the American population reduces its sodium intake to 2,300 mg a day over a ten-year period. Even if Americans reduce sodium consumption to 3,000 mg a day over a two-year period, $12 billion could be saved.[xxiii]

The FDA is working with food companies and restaurants to gradually adjust sodium levels in food. As such, it's encouraging food manufacturers who represent a significant portion of U.S. sales to adopt sodium reduction goals. Its short-term (two-year) and long-term (10-year) targets are voluntary and may be adjusted as new information becomes available concerning the effects of sodium on our health and alternative methods to reduce sodium intake.[xxiv]

The U.S. is not the only country aiming to reduce sodium consumption. In March 2020, Mexico introduced a labeling mandate for all packaged foods to warn consumers against products that exceed strict thresholds for sodium, caloric content, added sugars, and saturated fats. Under this rule, salty snack brands will need to prominently label packaged foods with "Excess Sodium" (Exceso Sodio) if the product exceeds 350 mg of sodium per 100 mg of product. These stringent thresholds are expected to roll out starting October 1, 2023.[xxv]

Highlights from venture capital financings into FoodTech companies from 2010 to 2020 include the following:[xxvi]

- Capital invested in 2020 totaled $20.52 billion across 1,034 deals, up 18.05% and down 11.70% respectively.
- From 2010 to 2020, more than $93.75 billion has been invested across 7,650 total deals into FoodTech industry companies.
- In 2020, the median pre-money valuation was $12.17 million, up from $8.85 million in 2019.
- In 2020, the median post-money valuation was $14 million, up from $11.28 million in 2019.
- In 2020, the median deal size was $1.85 million, up from $1.2 million in 2019.


Deal Count and Capital Invested in Food Tech, 2010 - 2020
$25.00B
$20.00B
$15.00B
$10.00B
$5.00B
$0.00M
1,400
1,200
1,000
800
600
400
200
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
78
156
251
387
601
912
928
979
1,153
1,171
1,034
$627.64M
$618.90M
$1.29B
$5.28B
$8.76B
$12.54B
$6.16B
$20.55B
$17.15B
$20.25B
Capital Invested
Deal Count
Source: PitchBook Data, Inc.

COMPETITORS


Cargill

Cargill is one of the world's largest private companies[xxvii] and provides a range of products, solutions, and raw materials to its customers, who include businesses and consumers. Its broad operations span the entire agriculture and food and beverage supply chain. Its business segments include data analytics, animal nutrition and health, food and beverage ingredients, animal protein, branded foods, bio industrials, risk management, and financial solutions. Within its food and beverage ingredients segment, Cargill offers its business customers three sodium reduction products: flake salt, potassium chloride, and a salt and potassium chloride blend. Its flake salts are specialty cut natural salt with increased surface area to provide the salty flavor with less added sodium. Cargill Diamond Crystal and Alberger Flake Salt are two main product lines that its business customers can choose from featuring flake salts. The company has over 155,000 employees in 70 countries worldwide and reported $114.6 billion in annual revenue as of May 31, 2020.[xxviii]


MORTON

Morton Salt is a B2B and B2C provider of sodium products for a variety of industries and uses. For businesses, Morton Salt provides sodium products to customers in the food manufacturing, food service, bulk de-icing, pharmaceuticals, general industrial, oil and gas, and agriculture markets. For consumers, Morton Salt can be used in the kitchen, in pools, for snow and ice melting, and water softening. Morton also offers Morton Lite Salt, a sodium and potassium chloride blend that contains 50% less sodium than regular salt.[xxix] The company also sells a sodium-free product, which is 100% potassium chloride. It's estimated that Morton Salt generates $1.1 billion in revenue annually. The company is expected to be sold to the Kissner Group in summer 2021 for $3.2 billion, up from the $1.7 billion price tag that K+S paid in 2009.[xxx]


MicroVentures


my
SALT
SUBSTITUTE

MySALT is a direct-to-consumer salt substitute company providing salt substitute products through its online marketplace. Beyond its original salt substitute product, MySalt offers other seasonings including garlic, herb garden, butter, chili, sloppy joe, and taco seasoning. All of its products are made with potassium chloride. MySALT also does business under the name AlsoSalt, which offers a salt substitute solution for businesses. One of its business customers, Heinz, uses AlsoSalt in its sodium-free ketchup.[xxxi]

Cumberland Packing corp.

Brooklyn-based **Cumberland Packing** is a family-owned and operated product developer, marketer, and distributor of household raw materials used in cooking and everyday consumption. Cumberland Packing phased out in-house manufacturing in 2016 to remain competitive and now focuses on the distribution of its numerous product lines.[xxxii] Some of its products include Sugar in the Raw, Stevia in the Raw, Sweet'N Low, Butter Buds, and Nu Salt, a salt substitute. Nu Salt is made with potassium chloride and is only available in a three ounce canister. Customers have the option to purchase it online or in-stores including Walmart.[xxxiii]

EXECUTIVE TEAM



Victor Hugo Manzanilla, CEO: Victor brings over 15 years of experience developing and managing multibillion-dollar brands and leading high-performance teams to the MicroSalt team. Before joining MicroSalt in 2018, Victor was a Marketing Director for Office Depot, where he was responsible for marketing strategy, planning, corporate branding, and retail innovation and execution for 1,400 stores.[xxxiv] Victor also spent more than 11 years at Proctor & Gamble, where he was a Brand Manager for flagship brands, including Mr. Clean and billion-dollar brand Febreze.[xxxv] Victor was responsible for the brands' five year marketing strategies, including social media, TV copy, digital, print, and public relations. Victor earned a Credential of Readiness in Business Analytics, Economics, and Financial Accounting from Harvard University.



Konrad Dabrowski, CFO: Konrad is the CFO of Tekcapital PLC, the parent company of MicroSalt, where he manages the group's investment strategy and financial reporting for all of its portfolio companies. Tekcapital's investment strategy focuses on companies with unique, proprietary technology than can make a meaningful impact in people's lives by reducing the likelihood of injury and illness. Before Tekcapital, Konrad was a Global Accounting Manager for Restaurant Brands International, where he oversaw accounting and tax projects for Burger King within the Europe Middle East and Africa (EMEA) market. He was also an Audit Manager at Deloitte for more than five years and managed end-to-end accounting audits for a portfolio of public and private corporate clients. Konrad has a Master's in Finance and Banking from the Warsaw School of Economics and is a Certified Public Accountant.


MicroVentures





Javier Contreras, COO: Serving as the company's COO, Javier brings over 15 years of sourcing and supply chain experience to the team. Javier is also a senior sourcing manager for the Clorox Company, where he sources co-packed finished goods for water filtration, food storage, cleaning utensils, functional foods, charcoal, litter, and healthcare divisions. He also supports M&A activities related to those divisions. Before Clorox, Javier was a sourcing manager at Proctor & Gamble for five years. Javier was selected for the inaugural class of Clorox's Strategy and Leadership Forum, which aims to accelerate the development of Clorox's supply chain leaders through an eight month executive education initiative led by the Georgia Institute of Technology. He holds a Bachelor's in Industrial Engineering.



Mike Marrotte, Vice President of Sales: Mike is a seasoned sales professional who has led large sales teams for global food distributors, with an emphasis on working with retail supermarkets. Mike is also a Partner and Director of Sales Development for BeyondBrands, an accelerator that aims to help new entrepreneurs and established companies provide better, healthier, organic, and more sustainable products to our homes. Mike is also the Founder and President of M Squared, a sales and marketing consulting company that helps emerging brands with top line growth and cost savings by providing strategic direction, business planning, and execution support. Previously, Mike was the Vice President of Sales at United Natural Foods, where he led 75 sales and 105 customer service professionals. Mike was also the Vice President of Sales at Pinnacle Foods Corporation, where he provided strategic direction for Northeastern and Midwest market sales teams.[xxxvi] Mike holds a Bachelor's in Food and Resource Economics from the University of Florida.



Carolina Berardi, Marketing Director: Carolina is an expert in building brand equity for iconic global companies including LAN Airlines, Nestlé, and PUIG. At LAN Airlines, Carolina was responsible for private alliances and collaboration with government alliances for joint promotion actions as a Marketing and Global Tourism Alliances Manager. At Nestlé, Carolina developed the "Nutir" Program, which generated collaborative corporate social responsibility links with Brazil and Chile. At PUIG, Carolina helped launch the "Blue Seduction" fragrance by Antonio Banderas by coordinating the launch-day event held in Argentina. She also helped launch Prestige (Carolina Herrera, Prada, and Valentino) and Beauty (Antonio Banderas and Shakira) fragrances in Latin America. Carolina holds a Bachelor's in Communication and Media Studied from the University of San Andrés.

PAST FINANCING

To date, the company has been funded entirely by its parent company Tekcapital PLC.

INVESTMENT TERMS

Security Type: Series Seed Preferred Stock
Round Size: Min: $25,000 Max: $750,000
Pre-money Valuation: $5 million or $4.5 million


MicroVentures

Price Per Share: $1.00 or $0.90
Conversion Provisions: Convertible into one share of Common Stock (subject to proportional adjustments for share splits, dividends, and the like) at any time at the option of the holder
Liquidation Preference: One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed Preferred Stock, balance of proceeds paid to holders of common stock of the Company.

PRESS

VoxMarkets: TekCapital Portfolio Company Salarius Discuss Their Revolutionary Low Sodium MicroSalt and the Success of SaltMe!
Bakery and Snacks: Low Sodium Disruptor to Roll-Out Onto North American Snack Sector
Kalkine Media: TekCapital's Salarius to Make a Dent in Cardiovascular Disease with its Nano Particle Salt Crystals
VoxMarkets: SaltMe! Snacks Ship to 71 Stores May
Proactive Investors: TekCapital Portfolio Company, Salarius, Expands North American Sales Penetration for SaltMe! Full Flavour, Low-Sodium Snack
Kalkine Media: TekCapital Addresses the Growing Relevance of Intellectual Property for Business

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,



- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.cargill.com/salt-in-perspective/does-potassium-chloride-taste-salty
[ii] https://salarius.co/wp-content/uploads/2020/03/SaltMe-Press-Release-Salarius-24-March-2020-converted.pdf
[iii] https://www.fda.gov/news-events/press-announcements/fda-issues-draft-guidance-food-industry-voluntarily-reducing-sodium-processed-and-commercially
[iv] https://www.einpresswire.com/article/513561924/mexico-adopts-new-sodium-reduction-guidelines
[v] https://www.fda.gov/food/nutrition-education-resources-materials/sodium-your-diet
[vi] https://www.cdc.gov/nchs/fastats/leading-causes-of-death.htm
[vii] https://usafacts.org/articles/top-causes-death-united-states-heart-disease-cancer-and-covid-19/
[viii] https://www.fda.gov/food/nutrition-education-resources-materials/sodium-your-diet
[ix] https://www.fda.gov/news-events/press-announcements/fda-issues-draft-guidance-food-industry-voluntarily-reducing-sodium-processed-and-commercially
[x] https://www.tctmd.com/news/fdas-proposed-sodium-reduction-plan-could-have-big-impact-analysis-suggests
[xi] https://www.tctmd.com/news/fdas-proposed-sodium-reduction-plan-could-have-big-impact-analysis-suggests
[xii] https://www.einpresswire.com/article/513561924/mexico-adopts-new-sodium-reduction-guidelines
[xiii] http://www.worldactiononsalt.com/worldaction/southamerica/
[xiv] https://www.cargill.com/salt-in-perspective/does-potassium-chloride-taste-salty
[xv] https://salarius.co/wp-content/uploads/2020/03/SaltMe-Press-Release-Salarius-24-March-2020-converted.pdf


MicroVentures

[xvi] https://salarius.co/wp-content/uploads/2020/03/SaltMe-Press-Release-Salarius-24-March-2020-converted.pdf
[xvii] https://www.unfi.com/capabilities
[xviii] https://www.webmd.com/a-to-z-guides/what-is-hyponatremia#1
[xix] https://usafacts.org/articles/top-causes-death-united-states-heart-disease-cancer-and-covid-19/
[xx] https://www.fda.gov/food/nutrition-education-resources-materials/sodium-your-diet
[xxi] https://www.fda.gov/news-events/press-announcements/fda-issues-draft-guidance-food-industry-voluntarily-reducing-sodium-processed-and-commercially
[xxii] https://www.tctmd.com/news/fdas-proposed-sodium-reduction-plan-could-have-big-impact-analysis-suggests
[xxiii] https://www.tctmd.com/news/fdas-proposed-sodium-reduction-plan-could-have-big-impact-analysis-suggests
[xxiv] https://www.fda.gov/food/food-additives-petitions/sodium-reduction
[xxv] https://www.einpresswire.com/article/513561924/mexico-adopts-new-sodium-reduction-guidelines
[xxvi] Pitchbook Data Inc; Downloaded on February 18, 2021
[xxvii] https://www.forbes.com/largest-private-companies/list/
[xxviii] https://www.cargill.com/doc/1432077689073/cargill-at-a-glance.pdf
[xxix] https://www.mortonsalt.com/home-product/morton-lite-salt-mixture-2/?gclid=CjwKCAiA-_L9BRBQEiwA-bm5fsnrj3RMAcanjVk8ZTm8E2xwKbGj3i0qgGTE4J_3cmj6b5ES16OpFhoCqFIQAvD_BwE
[xxx] https://www.bloomberg.com/news/articles/2020-10-04/k-s-said-to-near-3-billion-sale-of-morton-salt-unit-to-kissner
[xxxi] https://www.heinz.com/product/00013000008976
[xxxii] http://www.cpack.com/press-release
[xxxiii] https://www.walmart.com/search/?query=nusalt&cat_id=1115193
[xxxiv] https://www.linkedin.com/in/victormanzanilla/
[xxxv] https://www.wsj.com/articles/SB10001424052748704076804576180683371307932
[xxxvi] https://www.linkedin.com/in/mikemarrotte/

EXHIBIT C

Subscription Agreement

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

MicroSalt Inc.
515 N Flagler Drive, Suite P-300
West Palm Beach, FL 33401

Ladies and Gentlemen:

The undersigned understands that MicroSalt Inc., a Florida corporation (the "Company"), is offering up to 750,000 shares of its Series Seed Preferred Stock (the "Securities") in a Regulation CF Offering at a price per security of $1.00 for an aggregate capital raise of up to $750,000.00. This Offering is made pursuant to the Form C/A, dated June 25, 2021 (as the same may be amended or supplemented from time to time, the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. **SUBSCRIPTION**. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. **THE CLOSING**. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on September 27, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. **PAYMENT FOR SECURITIES**. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Florida, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **REPRESENTATIONS AND WARRANTIES OF THE UNDERSIGNED**. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace, Inc, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace, Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE UNDERSIGNED AND THE COMPANY**. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent:

a) Filing of Restated Charter. The Company shall have filed with the Florida Secretary of State the Amended and Restated Articles of Incorporation of the Company in the form of **Exhibit A** to this Agreement that will create the Securities being sold hereunder having the rights described in the Form C/A.

b) Representations and Warranties. The representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

c) Target Amount. Prior to the offering deadline specified in the Form C/A, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the target amount specified in the Form C/A, and at the time of an initial Closing, the Company shall have received into the escrow account established with Microventure Marketplace, Inc. and the escrow agent cleared funds having an aggregate investment amount of at least the target amount specified in the Form C/A.

8. **OTHER AGREEMENTS**.

a) Information Rights. The Company will furnish to the undersigned if the undersigned has invested at least Twenty Five Thousand Dollars ($25,000) in this offering and has thereby become a Major Purchaser (a "Major Purchaser") (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

b) Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Major Purchaser by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Major Purchaser whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of shares of a competitor. Each Major Purchaser agrees that such Major Purchaser will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Major Purchaser's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Major Purchaser's investment in the Company.

c) Inspection Rights. The Company shall permit each Major Purchaser to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Purchaser.

d) Additional Rights. In the event that the Company issues preferred stock in its next equity financing after the date hereof (the "Next Financing") which have (a) rights, preferences or privileges that are more favorable than the terms of the Securities, such as price based anti-dilution protection; or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to the undersigned with respect to the Securities (with appropriate adjustment for economic terms or other contractual rights, subject to undersigned's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in the Next Financing (such documents referred to herein as the "Next Financing Documents"). Any Major Purchaser will remain a Major Purchaser for all purposes in the Next Financing Documents to the extent such concept exists. Notwithstanding anything herein to the contrary, upon the execution and delivery of the Next Financing Documents by the undersigned, the provisions of this Section 8 shall be amended and restated by and into such Next Financing Documents.

e) Participation Right.

   i. General. Each Major Purchaser has the right of first refusal to purchase such Major Purchaser's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 8(e)(ii) below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Major Purchaser shall have no right to purchase any such New Securities if such Major Purchaser cannot demonstrate to the Company's reasonable satisfaction that such Major Purchaser is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Purchaser's "Pro Rata Share" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Securities owned by such Major Purchaser, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

   ii. New Securities. "New Securities" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; provided, however, that the term "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of the outstanding shares of all the series of the Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Company's Board of Directors (the "Board"); (e) shares of the Company's Series Seed Preferred Stock issued pursuant to this offering; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement or offering statement (under Regulation A) filed under the Securities Act.

iii. Procedures. If the Company proposes to undertake an issuance of New Securities, it shall give to each Major Purchaser a written notice of its intention to issue New Securities (the "Notice"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section 8(e). Each Major Purchaser shall have ten (10) days from the date of such Notice is effective, as determined pursuant to Section 8(e) based upon the manner or method of notice, to agree in writing to purchase such Major Purchaser's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Purchaser's Pro Rata Share).

iv. Failure to Exercise. If the Major Purchasers fail to exercise in full the right of first refusal within such ten (10) day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Purchasers' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Purchasers. If the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Major Purchasers pursuant to this Section 8(e).

9. OBLIGATIONS IRREVOCABLE. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. LEGEND. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11. WAIVER, AMENDMENT. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. ASSIGNABILITY. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. WAIVER OF JURY TRIAL. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. DISPUTE RESOLUTION.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

15. GOVERNING LAW. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflict of law principles thereof.

16. SECTION AND OTHER HEADINGS. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. COUNTERPARTS. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. NOTICES. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	MicroSalt Inc. 515 N Flagler Drive, Suite P-300 West Palm Beach, FL 33401 Attention: Victor Hugo Manzanilla
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq. Email: lou@bevilacquapllc.com
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

19. BINDING EFFECT. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. SURVIVAL. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. NOTIFICATION OF CHANGES. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22. SEVERABILITY. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of this [DAY] OF [MONTH], 2021

PURCHASER (if an individual):
By_____________________ Name:

PURCHASER (if an entity):
_______________________ Legal Name of Entity By_____________________ Name: Title:

State/Country of Domicile or Formation: ______________________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

MicroSalt Inc.
By_____________________ Name: Title:

EXHIBIT A

Restated Charter

See Exhibit G to Form C/A

EXHIBIT D

Term Sheets

TERMS FOR SERIES SEED PREFERRED STOCK OF MICROSALT, INC.

June 25, 2021

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of MicroSalt Inc., a Florida corporation (the "***Company***"). Except for the section entitled "Binding Terms," such summary of terms does not constitute a legally binding obligation. Any other legally binding obligation will only be made pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue:	Shares of Series Seed Preferred Stock of the Company (the "***Series Seed Preferred Stock***").
Aggregate Proceeds:	$750,000 in aggregate.
Purchasers:	Accredited and non-accredited investors approved by the Company (the "***Purchasers***").
Price Per Share:	Price per share of $1 (the "***Original Issue Price***"), based on a pre-money valuation of $5 million.
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed Preferred Stock, balance of proceeds paid to holders of common stock of the Company. A merger, reorganization or similar transaction will be treated as a liquidation.
Conversion:	Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.
Voting Rights:	Votes together with the Common Stock on all matters on an as-converted basis. In addition, the Company may not change the rights, powers or privileges of the Series Seed Preferred Stock or create a new class or series of capital stock that is senior to the Series Seed Preferred Stock without the consent of the holders of a majority of the outstanding Series Seed Preferred Stock voting as a separate class, unless the Company offers holders of the Series Seed Preferred Stock the right to convert or exchange their Series Seed Preferred Stock into capital stock of the Company having such senior rights, powers, or privileges.
Documentation:	Documents will be identical to the Series Seed Preferred Stock documents published at www.seriesseed.com, except for the modifications set forth in this Term Sheet.
Financial Information:	Purchasers who have invested at least $25,000 ("***Major Purchasers***") will receive standard information and inspection rights, including the right to (i.) visit and inspect any of the properties of the Company, (ii.) examine the books of account and records of the Company, and (iii.) discuss the affairs, finances, and accounts of the Company with the directors, officers, and management employees of the Company.
Participation Right:	Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of new equity or equity-linked securities, excluding the issuances of equity options for either Common Stock or Preferred Stock share classes.
Future Rights:	The Series Seed Preferred Stock will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).

Proxy Voting:	Purchaser appoints MicroVenture Marketplace Inc. as the sole and exclusive attorney and proxy of Purchaser, with full power of substitution and re-substitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser as a stockholder is entitled to do so) with respect to all Series Seed Preferred Shares of the Company beneficially owned by Purchaser.
Binding Terms:	For a period of thirty days, the Company agrees not to solicit offers from other parties for any financing. Without the consent of Purchasers, the Company will not disclose these terms to anyone other than officers, directors, key service providers, and other potential Purchasers in this financing.

MICROSALT INC.	PURCHASERS:
Name:	Name:
Title:	Title:
Date: ______________________________	Date: ________________________________

TERMS FOR SERIES SEED PREFERRED STOCK OF
MICROSALT, INC.

June 25, 2021

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of MicroSalt Inc., a Florida corporation (the "***Company***"). Except for the section entitled "Binding Terms," such summary of terms does not constitute a legally binding obligation. Any other legally binding obligation will only be made pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue:	Shares of Series Seed Preferred Stock of the Company (the "***Series Seed Preferred Stock***").
Aggregate Proceeds:	$750,000 in aggregate.
Purchasers:	Accredited and non-accredited investors approved by the Company (the "***Purchasers***").
Price Per Share:	Price per share of $0.90 (the "***Original Issue Price***"), based on a pre-money valuation of $5 million.
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed Preferred Stock, balance of proceeds paid to holders of common stock of the Company. A merger, reorganization or similar transaction will be treated as a liquidation.
Conversion:	Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.
Voting Rights:	Votes together with the Common Stock on all matters on an as-converted basis. In addition, the Company may not change the rights, powers or privileges of the Series Seed Preferred Stock or create a new class or series of capital stock that is senior to the Series Seed Preferred Stock without the consent of the holders of a majority of the outstanding Series Seed Preferred Stock voting as a separate class, unless the Company offers holders of the Series Seed Preferred Stock the right to convert or exchange their Series Seed Preferred Stock into capital stock of the Company having such senior rights, powers, or privileges.
Documentation:	Documents will be identical to the Series Seed Preferred Stock documents published at www.seriesseed.com, except for the modifications set forth in this Term Sheet.
Financial Information:	Purchasers who have invested at least $25,000 ("***Major Purchasers***") will receive standard information and inspection rights, including the right to (i.) visit and inspect any of the properties of the Company, (ii.) examine the books of account and records of the Company, and (iii.) discuss the affairs, finances, and accounts of the Company with the directors, officers, and management employees of the Company.
Participation Right:	Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of new equity or equity-linked securities, excluding the issuances of equity options for either Common Stock or Preferred Stock share classes.
Future Rights:	The Series Seed Preferred Stock will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).

Proxy Voting:	Purchaser appoints MicroVenture Marketplace Inc. as the sole and exclusive attorney and proxy of Purchaser, with full power of substitution and re-substitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser as a stockholder is entitled to do so) with respect to all Series Seed Preferred Shares of the Company beneficially owned by Purchaser.
Binding Terms:	For a period of thirty days, the Company agrees not to solicit offers from other parties for any financing. Without the consent of Purchasers, the Company will not disclose these terms to anyone other than officers, directors, key service providers, and other potential Purchasers in this financing.

MICROSALT INC.	PURCHASERS:
Name:	Name:
Title:	Title:
Date: ______________________________	Date: ________________________________

EXHIBIT E

Pitch Deck


MICROSALT INC.

Natural salt delivering full flavor with
up to 50% less sodium

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.


MICROSALT INC.

We are attempting to solve a **BIG PROBLEM** with a **UNIQUE, SIMPLE SOLUTION**

The Big Problem

Americans consume an average of 3,400 mg of sodium per day – 50% more than the 2,300 mg daily limit recommended by the Food and Drug Administration.[1]

Approximately 108 million adults in the U.S. have high blood pressure.[2] **Reducing daily sodium intake by 40% over the next decade to save 500,000 lives and nearly $100 billion in healthcare costs.**[3]

While salt alternatives like Potassium Chloride may provide similar sodium taste, **Potassium Chloride will result in a bitter and unpleasant taste at high levels.**[4]

The Solution

MICROSALT®



01.

Patented technology achieves.the same saltiness of traditional salt with half of the sodium, by reducing the salt particle size (roughly 100x smaller than regular salt particles).

02.

Due to the size of the nano-particles, Microsalt® dissolves virtually immediately, delivering a higher sense of saltiness with less salt.

03.

For dry topical applications like chips, tortilla chips, nuts, crackers, popcorn and many other snacks.

04.

Tastes exactly like salt because it is salt. Natural. Non-GMO. Gluten free.

MicroSalt is manufactured under US Patent # 8,900,650 B1 entitled: “Low Sodium Salt Composition” and/or Patent Pending #16/535,703 entitled: “Improved Low Sodium Salt Composition.”

MICROSALT®

Right Place, Right Moment



Global push to reduce sodium consumption;
FDA working on new voluntary guidelines.[5]



We believe current **alternative sodium solutions are not solving the *real* problem** (additives such as Potassium Chloride can alter the natural taste).[6]



MicroSalt® works.
Independent test with North Carolina State University matched the leading potato chip brand flavor with 50% less sodium.[7]



We have IP.
"Low Sodium Salt Compositions" (#8,900,650 B1)

"Improved Low Sodium Salt Composition" (#16/535,703 pending)



2020 global sodium reduction market was worth **$1.1 billion** and is expected to grow at a CAGR of **11.5%** to reach **$1.6 billion** by 2023.

Market Opportunity for Low Sodium Salt[8]



Sodium Reduction Ingredients Market Growth and Size
(2020-2025)
In USD Millions
1,500
1,000
500
2020
2021
2022
2023
2024
2025

5% of the low sodium market would result in an **$80 million** total addressable market for MicroSalt.

How We Plan to Compete

	MicroSalt®*
Key Ingredient	Salt (sodium chloride)
Sodium (1/4 tsp)	190mg
Flavor (1-10)	10
How?	Nano-sized particles of salt
Challenges	All manufacturing challenges solved

* MicroSalt® is manufactured under US Patent # 8,900,650 B1 entitled: “Low Sodium Salt Compositions” and/or Patent Pending #16/535,703 entitled: “Improved Low Sodium Salt Composition.”



MICR SALT®

Gaining Traction



- Launched successful production and first sales.



- Reaching out to food packaging and manufacturing companies to test MicroSalt®
- Secured multiple food ingredient brokers and two significant distributors to further boost sales in the United States: Gehring Montgomery Inc (US) and FXM (Mexico)
- Received trademark approval for MicroSalt®
- Filed an additional patent application for an improved salt production process that will provide **additional IP protection globally**
- Engaged a global food agency to introduce us to key government officials and organizations in the next 3-6 months including the FDA, National Restaurant Association, American Heart Association, etc.

Crowdfunding Round


Intermediary Fees
5%
Product Development
10%
Production
20%
30%
Working Capital
35%
Sales & Marketing

The Team



Victor Hugo Manzanilla
CEO
Previously at P&G



Javier Contreras
COO
Clorox and previously P&G



Carolina Berardi
Marketing Director
Previously at LATAM Airlines



Mike Marotte
Sales VP
Previously at UNFI



Max Inglis
General Counsel
Previously at Clifford Chance



Konrad Dabrowski
CFO
Previously at Deloitte & RBI

The Board of Directors



Victor Hugo Manzanilla

Former Fortune 500 marketing executive at Office Depot and Procter and Gamble. He earned the Credential of Readiness in Business Analytics, Economics and Financial Accounting at Harvard University.



Eduardo Souchon

Business and brand/marketing executive with a 20-year track record in leading businesses focused on snacks (Pringles®), health related products, and office supplies in the CPG and retail industry.



Steve McCready

Mr. McCready has 18 years of innovation-focused product development experience. Recently Steve served as director product development at Albertsons Companies Inc., a leading supermarket company in the U.S.


MICROSALT INC.



We want you to join us in attempting to solve a **BIG PROBLEM** with a **UNIQUE, SIMPLE SOLUTION.**

Sources

[1] https://www.fda.gov/news-events/press-announcements/fda-issues-draft-guidance-food-industry-voluntarily-reducing-sodium-processed-and-commercially

[2] https://www.cdc.gov/bloodpressure/facts.htm

[3] https://www.fda.gov/news-events/press-announcements/fda-issues-draft-guidance-food-industry-voluntarily-reducing-sodium-processed-and-commercially

[4] https://www.cargill.com/salt-in-perspective/does-potassium-chloride-taste-salty

[5] https://www.fda.gov/regulatory-information/search-fda-guidance-documents/draft-guidance-industry-target-mean-and-upper-bound-concentrations-sodium-commercially

[6] https://www.sciencedaily.com/releases/2019/04/190411131536.htm

[7] https://salarius.co/product/

[8] https://www.marketdataforecast.com/market-reports/sodium-reduction-ingredients-market

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company’s consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

[Text Overlay: MicroSalt®]

We were able to develop a grain of salt that is 100 times smaller than a regular grain of salt.

[Text Overlay: 100x smaller than a regular salt particle]

Possibly the smallest grain of salt in the world.

And we believe it’s going to change the food industry forever.

[Text Overlay: Victor Hugo Manzanilla MicroSalt® CEO]

Hi, my name is Victor Hugo Manzanilla. I am the CEO of MicroSalt, the owner of a revolutionary, patented process for developing an all-natural, low sodium, full flavor salt.

According to the World Health Organization, cardiovascular disease is the leading global health problem responsible for more than 17.9million deaths per year.[i] There is a proven connection between high sodium consumption and high blood pressure and cardiovascular disease. Currently, 45% of the U.S. population has high blood pressure.[ii]

Worldwide, governments and health organizations are trying to find solutions to decrease sodium consumption. In the US, according to the FDA, decreasing sodium consumption by 40% over the next decade could save half a million lives.[iii]

But there is a second problem.

Many people are not willing to decrease their salt consumption because it negatively affects flavor. And no one wants to eat bland food. Which is why food companies add salt to their products.

Other companies have developed “low sodium salt”. Those are solutions that add potassium chloride which taste bitter and metallic, so then they need to add all these chemicals and mask the potassium flavor.

MicroSalt® aims to change everything.

[Text Overlay: A revolutionary patented technology that delivers natural salt with lower sodium.]

We have developed a new, patented process to produce salt that is 100X smaller than a regular grain of salt. In this case, small is beautiful. Small salt grains dissolve faster on the tongue, producing an intense salty flavor. As a result, you can use about 50% less salt and enjoy the same salty flavor with 50% less sodium.

[Text Overlay: Full Flavor With 50% Less Sodium]

This new product is called MicroSalt, and it taste like salt, because it is salt. No substitutes, no potassium, no msg, no flavor masking.

[Text Overlay: No substitutes, At Maximum efficacy, MicroSalt®, 100x smaller than a regular salt particle, 50% less sodium, full flavor]

During the last part of 2019 and early 2020 we focused on making this product a reality. Today, we have successfully scaled the production of MicroSalt and are starting to take it mainstream, to empower snack food companies worldwide to produce healthier, great tasting snacks.

[Text Overlay: 50% Less Sodium]

[Text Overlay: 50-60% Less Sodium]

We have been able to match the flavor profile of chips with 50% less sodium, nuts with 50-60% less sodium and popcorn with 70% less sodium. MicroSalt was developed to work perfectly for any topical applications.

[Text Overlay: 70% Less Sodium]

[Text Overlay: Gehring-Montgomery, Inc. TER Group Logo]

[Text Overlay: FXM Ingredients for success Logo]

In 2020 we created a powerful distribution infrastructure signing partnerships with GMI, a global food ingredients distributor, two sales brokers to leverage their expertise on ingredient sales and FXM ingredients, a leading Mexican distributor to expand our footprint in this important market.

The low-sodium salt market is currently above $1.1 billion and is growing 11.5% year on year.[iv] We believe that MicroSalt could earn significant market share in the following years. Why?

Because we are solving a big problem, with a solution that everyone can easily understand, through our patent-protected technology.

At MicroSalt, we have built a world class team, comprised of our COO, Javier Contreras, who comes with a vast experience in supply chain management and purchasing at P&G and Clorox, Mike Marrotte, a former P&G, Ahold and UNFI executive, who leads our sales team, our CFO, Konrad Dabrowski, also a former Burger King finance manager and our Marketing Director Carolina Berardi, who has significant marketing experience with companies like LATAM Airlines and Puig. (PUCH)

[Text Overlay: Javier Contreras MicroSalt® COO]

[Text Overlay: Mike Marrotte MicroSalt® Sales VP]

[Text Overlay: Konrad Dabrowski MicroSalt® CFO]

[Text Overlay: Carolina Berardi MicroSalt® Marketing Director]

[Text Overlay: Victor Hugo Manzanilla MicroSalt® CEO]

I am honored to lead the company. I come with 12 years of experience in marketing at Proctor & Gamble leading brands like Mr. Clean and Febreze, a billion-dollar brand.[v] I was also the marketing head of the New Business Development for P&G and later the Retail Marketing Director for Office Depot, another Fortune 500 company.

We also constructed a board with Eduardo Souchon, former Pringles Brand Manager and Steve McCready, former Albertsons Head of Product Development and its private brand business.

[Text Overlay: Eduardo Souchon]

[Text Overlay: Steve McCready]

Every year, many countries like the US, Chile, Perú, México, Canada, the EU are pushing for sodium consumption regulation. The food industry is actively looking for solutions to improve the nutritional profile of foods. We believe we are in the right place, at the right time.

And you are too.

If you want to invest in a business with the purpose to save lives and improve the quality of the food we eat, MicroSalt believes they have to potential to be a major business opportunity, with a strong IP, and a wonderful team. We would love for you to join our MicroSalt community and help us as we work to change the food industry for the better.

Thank you.

[Text Overlay: MicroSalt®]

---

i https://www.who.int/health-topics/cardiovascular-diseases/#tab=tab_1
ii https://www.cdc.gov/bloodpressure/facts.htm
iii https://www.fda.gov/food/food-additives-petitions/sodium-reduction
iv https://www.marketdataforecast.com/market-reports/sodium-reduction-ingredients-market
v https://www.wsj.com/articles/SB10001424052748704076804576180683371307932

[i] https://www.who.int/health-topics/cardiovascular-diseases/#tab=tab_1
[ii] https://www.cdc.gov/bloodpressure/facts.htm
[iii] https://www.fda.gov/food/food-additives-petitions/sodium-reduction
[iv] https://www.marketdataforecast.com/market-reports/sodium-reduction-ingredients-market
[v] https://www.wsj.com/articles/SB10001424052748704076804576180683371307932

EXHIBIT G

Restated Certificate

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
MICROSALT CORPORATION

(Pursuant to Section 607.0205 of the
General Corporation Law of the State of Florida)

Microsalt Corporation (the "***Corporation***"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Florida (the "***FGCL***"), does hereby certify as follows:

1. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Florida on September 10, 2020.

2. The Board of Directors of the Corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of the Corporation, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended and restated in its entirety to read as follows:

ARTICLE I

The name of the Corporation is Microsalt Corporation.

ARTICLE II

The address of the Corporation's registered office in the State of Florida is 515 N Flagler Drive, Suite P-300, West Palm Beach, FL 33401. The name of its registered agent at such address is Konrad Dabrowski.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the FGCL.

ARTICLE IV

The total number of shares of capital stock which the Corporation shall have authority to issue is 20,000,000 shares of Common Stock, $0.00001 par value per share, and 5,000,000 shares of Preferred Stock, $0.00001 par value per share.

Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation or, to the extent permitted by the FGCL, any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws of the

Corporation prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Florida.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the State of Florida, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Florida may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under §291 of Title 8 of the Florida Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under §279 of Title 8 of the Florida Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

ARTICLE VII

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the FGCL or any other law of the State of Florida is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the FGCL as so amended.

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which FGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement.

Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE VIII

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE IX

The Corporation elects not to be governed by the terms and provisions of Section 607.0205 of the FGCL, as the same may be amended, superseded, or replaced by a successor section, statute, or provision. No amendment to this Certificate of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any of the provisions of this Article IX shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.

* * *

3. The foregoing amendment and restatement was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 607.0205 of the FGCL.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Section 607.0205 of the FGCL.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 4 day of December, 2020.

By: /s/ Victor Hugo Manzanilla
Victor Hugo Manzanilla
Chief Executive Officer

EXHIBIT H

Irrevocable Proxy

IRREVOCABLE PROXY TO VOTE STOCK

OF

MICROSALT INC.

The undersigned stockholder, and any successors or assigns ("***Stockholder***"), of MicroSalt Inc., a Florida corporation, (the "***Company***") hereby irrevocably (to the fullest extent permitted by applicable law) appoints MicroVenture Marketplace, Inc. (such person, the "***Proxy***"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all of the shares of Series Seed Preferred Stock of the Company that now are or hereafter may be beneficially owned by Stockholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "***Shares***") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Stockholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon Stockholder's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Stockholder with respect to the Shares are hereby revoked and Stockholder agrees not to grant any subsequent proxies with respect to the Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Shares are outstanding.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Series Seed Preferred Stock Subscription Agreement dated as of even date herewith by and between Company and Stockholder.

The attorney and proxy named above is hereby authorized and empowered by Stockholder, at any time, to act as Stockholder's attorney and proxy to vote the Shares, and to exercise all voting and other rights of Stockholder with respect to the Shares, at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting.

All authority herein conferred shall survive the death or incapacity of Stockholder and any obligation of Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder.

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of the Company.

Dated: _______________

____

(Signature of Stockholder)

Shares beneficially owned on the date hereof and/or to be owned following the Closing: ______________

EXHIBIT I

Webinar Transcript

Brett: Hey, everybody. This is Brett Andrews with MicroVentures. Thank you all for tuning into this webinar today. Today, we're going to be hearing from MicroSalt, a food ingredient company that has developed a new breakthrough salt that delivers the same flavor with 50% less sodium. We are joined today by their CEO, Victor Hugo Manzania.

Victor brings over 15 years of experience developing and managing multi-billion dollar brands and leading high-performance teams to the MicroSalt team. Before joining MicroSalt in 2018, Victor was a marketing director for Office Depot, where he was responsible for marketing strategy, planning, corporate branding, and retail innovation and execution for 1,400 stores. Victor also spent more than 11 years at Procter & Gamble where he was a brand manager for flagship brands including Mr. Clean and billion dollar brand Febreze.[i]

Victor was responsible for the brand's five year marketing strategies including social media, TV copy, digital, print, and public relations. Victor earned a credential of readiness in business analytics, economics, and financial accounting from Harvard University. We are also joined today by their CFO, Konrad Dabrowski. Konrad is the CFO of TekCapital PLC, the parent company of MicroSalt, where he manages the group's investment strategy and financial reporting for all of its portfolio companies.

TekCapital's investment strategy focuses on companies with unique, proprietary technology that can make a meaningful impact in people's lives by reducing the likelihood of injury and illness. Before TekCapital, Konrad was a global accounting manager for Restaurant Brands International, where he oversaw accounting and tax projects for Burger King within the Europe, Middle East, and Africa market. He was also an audit manager at Deloitte for more than five years, and managed end-to-end accounting audits for portfolio public and private corporate clients.

Konrad has a master's in finance and banking from the Warsaw School of Economics, and is a Certified Public Accountant. How are you guys doing today?

Victor: I'm good, how are you?

Konrad: Good. Very excited.

Victor: Thank you for having us.

Brett: Yeah. Thanks for joining us here, taking some time to go through this. Just real quick, for people tuning in, Victor and Konrad are going to spend about 10 or 15 minutes going through the pitch deck presentation. Hopefully you can see the opening slide on your screen, and they're going to introduce us to the company, so they'll run through that presentation. When they're finished with that, they're going to kick it back to me and I've got some questions for them, so we'll do a little bit of Q&A, and then we're going to stick around, so we'll point you guys where to find out some additional information.

With that, guys, I'll let you take it away and introduce everyone to MicroSalt.

Victor: Thank you. Thank you very much. Well, first of all, thank you, everyone, for this opportunity. We are very excited to share about MicroSalt and the technology that we are developing, and how we are actually solving a big problem in our society right now. I wanted to start with sharing that the technology that you're going to see, and I'll say, the overall main point of the presentation, is that we are solving a big problem, and I'm going to share with you in a second which that problem is, with a solution that is very simple to understand.

It's a complex technology, but it's very simple to understand, and also is protected by an IP, so we do have a big problem, a simple understandable solution, and a big moat that protect the IP, and what's that big problem? As you may know, high sodium consumption is one of the biggest health problems right now, not only in the U.S., but globally. Just in the U.S., Americans consume more than 3,400 milligrams of sodium per day, which is 50% more of the recommended levels, and there is a clear connection between high sodium consumption, high blood pressure, and cardiovascular disease.[ii]

And this has been proven, so it's a priority, globally, how we reduce sodium consumption in our society. That's one of the big problems, and just to put some numbers to it, as you see here in the slide, it's like if we just help people reduce 40% of sodium consumption we can save among half a million lives in this process, and 100 billion dollars in healthcare cost, so that's one big problem.[iii]

And there is also another problem, which is that consumers, customers, at the end, they really want their full flavor, because if sodium was an issue, it should be very easy to solve. You just ask people to use less salt and then the problem will be solved, but the truth is that people consume salt because they want their full flavor in their meals, in their snacks, and that's the second problem which has been hard to solve because one of the, I'll say, the most used solutions to reduce sodium is potassium chloride.

That, yeah, it reduces sodium level, but also it changes the flavor profile of the foods, because it will deliver more like a bitter and metallic taste that people, they really don't like. Those are the two key problems, right? Health problem, people dying, high blood pressure, cardiovascular disease, and then the other side, you have people that really want to eat full flavor meals.

And that is where MicroSalt, our solution, comes to the rescue, I'll say, to solve this big issue. To explain it the easiest way possible is that we have been able to develop a grain of salt that is 100 times smaller than the regular grain of salt, and what that does is when that nanosized particle of salt touches your tongue, it will dissolve virtually immediately, and then you will perceive a peakness of saltiness, because the grain is so small and the peakness of saltiness is so high because it dissolves virtually immediately, you can have this full flavor experience in your food, but with much less sodium.

And we have been able to achieve 50% less sodium in snacks, in potato chips. We have been able to achieve 70% less sodium in popcorn, for example. That's like the big main benefit on how our technology works is that we are able to maximize the efficiency of the saltiness flavor, with a minimum amount of sodium or salt that you need to put in our products. I'll say that it has other benefits, too, that were not the main benefit of why the technology was developed, but they are also very important benefits.

One is that, because the particle is so small, it also attaches much better to the food, so when you are transporting and distributing food, let's say it's snacks, for example, I'm sure that you have seen that a lot of the salt and the flavor particles precipitate in the bag, because all the process of distribution. Because our particle is so small, it attaches much better to the product, which helps keep the flavor profile constant during the whole supply chain, so that also helps manufacturers to save in salt usage but also the keep the flavor profile constant, which is really why they wanted to do it in the whole supply chain.

I will say the other very, very key benefit is that MicroSalt tastes like salt because it is salt. We are not using potassium chloride, we are not using MSG. We're not using any other type of chemicals or gimmicks to try to change the flavor and dilute the sodium. It's just a mechanical change in the particle of salt that deliver this maximum flavor, and that will deliver the salty flavor that people really want. That's a little bit of our technology. Our technology works, or is designed to work, much better in topical applications.

You really want that nanosized particle of salt to dissolve when it touches your tongue in your mouth, so everything that has to do with snacks, pretzels, potato chips, popcorn, for example, french fries, tortilla chips. Everything that is topical is where we can get the maximum benefit of saltiness flavor with a minimum amount of salt that needs to be applied.

That's in a nutshell about the technology and what MicroSalt is. We as a company believe we are in the right place at the right moment for several reasons. The main one is that there is a big effort globally to reduce sodium consumption. The governments across the world are working policy to push and reduce sodium consumption. To give you examples that just happened, Mexico, for example, is a country that they just launched a law a few months ago where, if you are above certain level of sodium, you need to put a big seal in the front of the package that says, "High in sodium."[iv]

And that's already happened in Mexico. It's also happening in several other countries in Latin America.[v] We know that the EU is doing some type of push in guidelines of sodium. We have the information that there is some work that is being done in the FDA, and there are some guidelines that are being worked, and we don't know exactly when, if, they are going to be released, but they are guidelines to reduce sodium consumption in the US, so from one side we have this blow up which, when you are developing new technology, especially in the food industry, you are usually in the fringe of policy.

And we see a lot of innovation in food, but you need to get the government to help you and to open doors so you can try new type of things. In our case, we have the governments on our side. They are already pushing, and we are basically on the same mission, to help people to enjoy their food with much less sodium, so that's one thing. I will say the second one, I'm just repeating what I said a few minutes ago, we believe that our current alternative is solving a real problem that exists.

We know that MicroSalt works. We have tested MicroSalt in different products, with different customers. We have done analysis and testing with a university in the US, and some institutes just to make sure that our technology works and we're able to deliver the sodium production level that we promised, and we have proved all that. And I'll say the last one is that we have an IP, so there is no way that somebody else can, using our process, deliver a particle that is that small, and we're talking in the nanometer size particles. We have the IP on that technology.

If we see the growth of the market opportunity for low sodium, salt, we know that the growth for the need of low sodium solutions is growing around 11.5% year on year, so it's a market that right now is about 1.1 billion dollars but is growing at 11.5% year on year. If we're able to achieve 5% of the low sodium market, that's around 80 million dollars on sales for the company,[vi] so we know that we are in the market that is growing. We know that the manufacturers, flavor houses, are looking for solutions to be able to deliver a food flavor with low sodium salt, so we're really in the right place, in the right market.

When we talk about how we plan to compete, I know I explained the technology a few slides ago, so I'm not going to go through everything, but I will say the main point here that we see when we see competition is that the main competitors that we have, when we talk low sodium solutions, is potassium chloride, and potassium chloride has the problem that I just said that it delivers flavor that is not salty. It's a bitter and metallic flavor, so when you use potassium chloride, then you need to start using other types of chemicals and flavors just so you can mask the metallic flavor, and that's a problem.

I will say that the big way that we compete is that we are delivering the actual flavor of salt because that's where we are. Our process has been fully proven. We have partnership with a manufacturer where we produce our salt, where we produce MicroSalt. We have done several thousand pounds of MicroSalt already, so all of our manufacturing process is proven. We have used it in customers. I will say, all the processes is working very well.

Let me talk very quickly, you know, about to end here, is how we have been, what we have been doing the last months and year is since we have started, when we started the company, we had a patent. That was everything that we had and we knew that there was some testing done in a pilot plant somewhere, so our first goal as a company was, "Well, we need to prove production size capability." And that's what we did the first months of the company, so we have been able to launch successful large scale production. We have been able to do our first sales.

We have set up custom tech using MicroSalt, then as we were building this we said, "Well, we need to build infrastructure to be able to scale this business." And we signed partnerships with two distributors. One is GMI in the US, Gehring-Montgomery, and they are an ingredient distributor in the US, and FXM in Mexico. The reason we decided to go to Mexico was because, as we saw that the government was approving the law of the high sodium labeling, we knew that there was going to be a big need of low sodium solutions, so immediately we moved very quickly to Mexico and we found this company, FXM, which are a great distributor, has connections with the biggest manufacturers there in Mexico, and we have been working together as a partnership so they can become the MicroSalt distributor in Mexico.

We have all the trademarks, IPs, patents, approval. We own all of that. We have an approved patent that we own about our MicroSalt process for production, and we also, as we were building and scaling our production, we learned a few new things, so we were able to find an additional patent that , it will give us further protection, and as we are building the brand we also engaged some agencies and one of them, Food Direction, is helping us how we can connect our solutions with the government, so they know that we exist, and the reason is because as we were starting the company I went to different meetings about low sodium, snacks, shows where they have how you can improve the sodium in your snacks and your products, so I went to those meetings and I was surprised of the lack of knowledge of solutions that snack manufacturers had.

And when I saw that, one of the big pushes that the snacks manufacturers were going to government officials and all of this potential new guidelines of sodium reduction, was that they didn't have a way to get to those levels without really affecting their sales, and actually delivering a good product, and I was sitting there, and I was sitting there and I was like, "Yeah, no, there is a way. There is a way. That is MicroSalt."

But so when I saw the opportunity, I said, "Well, I think we need to go to governments, and we need to tell them at least that we exist." We partnered with this agency, we have been able to have meetings with different government agencies, and just offering the info of, "This is the technology, this is how it works, and this is how we can deliver low sodium," so at least they know that there is a solution out there and we are working to grow that solution.

As you know, we are doing the crowdfunding, and so far things have been very, very good, so this slide basically show how we plan to invest the crowdfunding. We have about 10% of crowd development. We have still some ideas of innovation that we want to build to be able to take the company to the next level. Production, 20%, so raising our inventory levels, because as we grow we'll need more inventory. 30% working capital, which has to do with salaries and company operations.

And we really want to do, I'll say, a significant investment in sales and marketing, so we can take the company to the next level. So, let me go to the next slide. Okay, so not less important is the team. I want to just take a few minutes to talk about the team, because one of the things that, when we started the company, we really wanted to do it with a high level, high performance team, and I want to take a minute to talk about them.

Javier Contreras, our COO, he is a former Clorox and P&G supply chain leader, operation leader, and also he used to work in purchasing, so he has a lot of experience on how to develop supply chains, how to develop supply chains that are scalable, and he also was managing supply chains for food products for Clorox, so he knows very well food supply chain, so he's our COO.

We have Carolina Berardi, previously in LATAM Airlines. A lot of experience in marketing and brand building, so she's with us in the team. Mike Marotte, our sales VP, he is a former P&G and also former Unify. Unify is one of the two biggest food distributor in the country, in the U.S., so he's part of the team.

We have Max Inglis, a general consul that was previously at Clifford Chance, and we have Konrad that we have here in the call that was, as you said, you talked about him already, which was previously in Deloitte and RBI, which, they are the owners of Burger King.

We also have a board that is also very impressive. In the board, we have Eduardo Souchon, and Eduardo Souchon is also a former Procter & Gamble guy, and he used to be the brand manager for Pringles, which is a billion dollar snack brand,[vii] and he has been able to guide us in the snack markets and use his snack knowledge and also contacts to build all about MicroSalt and how we have been focusing on snack manufacturers.

And Steve McCready, which he was also a director on product development for private branding production companies, so he also has a lot of experience on snacks production, private brand, how you create supply chains and products and helps snack manufacturers be successful, so we have a very strong board.

As I was saying a minute ago, I feel that we have this big team. Very, very strong team. We have a solution that, again, is solving a big problem. It's simple to explain. It's protected, and it's in a moment in time that is very, very, very needed, so thank you very much, Brett.

I mean, I know you may have questions there, so that was a little bit of the pitch there.

Brett: No, that was great, Victor. I appreciate you giving us some background there. So yes, I do have some questions. I guess first, I'm curious, just kind of starting at the beginning chronologically here, about what lead you guys to this innovation? I went through your backgrounds at the beginning and you, specifically, Victor, have a lot of experience in CPG but not necessarily in the food space.

Was this, I guess if you could just share a little bit about the origin story of the business, how you guys came across this market and the IP, and where it went from there.

Victor: Yeah, sure. I can tell you a little bit of a story. I know Konrad worked before me, if he wants to jump in, he can tell you more, but the whole story about, I'll say the patent, let's start with the patent which is the beginning of the story. It started with a professor from the University of Arkansas, and she was surprised that when you go to the, I'll say sweeteners shelf in the supermarket, she was able to see sugar and a lot of sweeteners that will deliver very good sweetness flavor but with no calories.

And she was surprised that there was nothing in the salt aisle, and in her opinion back then the need was very similar. There was not really a good work on how to develop, instead of zero calorie sweeteners, it will be like a low sodium salt, so she had a lot of experience with the technology that we use to produce MicroSalt, because she was using that in the lab for something else, and that's when she started creating the technology on how she can develop a very, very, very small particle of salt that can deliver this full flavor, low sodium.

And she created the technology, she patented the product, and then TekCapital, which is the incubator for MicroSalt, basically, TekCapital, their job is to try to find these patents and inventions that had a lot of potential in the market, and when they find these patents, they try to connect the inventors with investors, or they buy the patent and they build a company.

As TekCapital was doing this research, they found this patent, and basically TekCapital mission is, "How do we find these inventions that can really impact and change the world, and they don't die in university hallways and closets?" They found this patent, they bought the patent, and that's how they decided to create this company MicroSalt.

And all this was before me joining the company. But that's a little bit about the audience of the story of the patent and the technology. I don't know, Konrad, if you have anything else to add to the story.

Konrad: No, I think that's a great roundup, Victor. The incubator's mission is to find innovative, life changing intellectual property and then build teams around it to further commercialize and improve the quality of life.

Victor was hired relatively shortly after the formation in 2018, and he has been there for about 90% of the lifetime of the company now, and has been doing a terrific job, and yeah, we think, again, it's a very timely invention. TekCapital as an incubator has a network of over 4,000 research institutions and universities,[viii] a so called search engine for patents, so they have a great ability to identify very scalable, very attractive portions of intellectual property, and then build teams and companies around it, and that's how MicroSalt came to life.

Brett: Yeah, I love that concept. One wonders how much IP is out there in these research institutions that's produced or developed by people who are highly technical but not being able to be bridged to the commercialization side.

Konrad: That's exactly right, that's exactly right, Brett, and it's a little bit of bridging the gap. Historically we've had patents and intellectual property develop that a few of the most recognized places are in these hubs and universities now, and the incubator, they actually connect a whole bunch of other university ecosystems to commercial marketplace, and sometimes you can find crown jewels like MicroSalt.

Brett: Yeah, no, that's a great story, so I want to touch on the IP a little bit. Without getting into any sort of trade secrets, or something, I know this is an actual, documented patent, but maybe outside of getting into the weeds about how it is that you do it, just the nature of the IP itself, so is this intellectual property that covers the process of converting raw salt ingredient into MicroSalt? Is it the ingredient itself? Is it both? Can you just share a little bit about the nature of the IP?

Victor: Sure, sure, and I can talk a little bit about the process because as the patent, what I'm going to say is public, but to answer your question, the patent is in the process, and the process that we use is, to try to explain the easiest way possible, Brett, is that we take the salt and we de-salt the salt in water, and then we take the dissolved salty water with a carrier that we use, it can vary, so that the salty water, we take it through a high pressure, high temperature situation, and what happens is that when you take that into your high temperature, high pressure, the water evaporates very quickly.

And when the water is evaporating, the salt tries to recrystallize itself again, and become a big crystal again, but you know, the secret is how you manage all these levels to make it happen, because if you change something in pressure, temperature, timing, you will not make it, so that's part of the secret sauce, but when you're able to create the process and the salt is going to recrystallize again into a block of salt, this carrier will get in the middle.

And what happens is that the nanosized particles of salt that are not able to recrystallize correctly, they just create a coat around this carrier, so if you see it in a microscope, then you will see a sphere that is coated with hundreds of very, very small particles of salt that you need to see it in a microscope, and that's how you evaporate the water. They try to recrystallize. The carrier gets in the middle. They block the recrystallization process, and then we create this particle that at the end looks like a very, very fine powder, and that's how the process.

That's a little bit about the process, but to answer your initial question, yeah, the process is what is patent and that's where our protection is.

Brett: And just to drill down on that a slightly bit further, is the process itself, or the process that's patented, around this particular ingredient, or are there potential applications to other substances? I know the focus of the company, like most startups, you've got to stay laser focused is to just really optimize and build a company around the MicroSalt and this particular product, but I guess I'm just curious if the IP has other potential applications further down the line.

Victor: Our IP is limited to salt. We do have a multiple type of carriers, and different mixes that we can do, because our technology can produce a higher level of saltiness, lower level, so we have a lot of things that we can move, but it's limited to MicroSalt production, so if your question is, for example, "Can I do the same process with sugar?" For example, that's not protected by our patent.

Brett: Got it, okay.

Konrad: Correct. At the same time, just as a side note, the technology has an application to a pretty wide number of surfaces, especially topical surfaces, so we're talking about chips, tortillas, nuts, pretzel, extruded snacks, and we're also potentially looking in the future, hoping to look at other applications, including dried meats, but there is a pretty wide application in terms of the topical application.

Brett: Got it. I mean, the salt industry's pretty massive, so I think there's quite a bit of opportunity there alone. I was just curious from a patent perspective.

Konrad: That's correct, and you know, I think one of the biggest value propositions here is that we're not just a low sodium solution in this traditional meaning. We're also a solution that goes a little bit outside of the traditional low sodium market, meaning it can be applied to a traditional salty snack market, not just low sodium, because of our technology's ability to retain the full flavor, which expands the addressable market pretty dramatically compared to traditional low-sodium solutions.

Brett: Mm-hmm. Understood. I want to get a little clarification on where it is that you guys fit into the supply chain here. You talked a little bit about Gehring-Montgomery and FXM as partners for distribution and ingredient brokers, but maybe for folks who aren't quite familiar with how this industry works, I'll kind of give us a little base level assumption and then you can fill in the gaps of my ignorance and maybe clarify.

There's, within the food supply chain, there's the actual ingredient manufacturers, and there's the distribution and brokers who get it into the hands of, I guess, maybe co-packers, who will put it into actual products like potato chips or tortilla chips, and then at the very end when there's the retailers or platforms maybe online, where it's sold directly to consumers. Where in there do you guys fit? Are you guys actually producing the product, and then the brokers are shipping that off to these co packers or people who are processing finished goods?

Or do you have someone that's creating the ingredient just using your technology? Can you just talk a little bit about where you fit in there?

Victor: Yes, so to produce the MicroSalt, we use equipment that is, I mean it's not only used for MicroSalt, it's used for some other type of products, so what we did is that we partnered with tool manufacturers that have this equipment. As I told you, we own the IP, and we own the process, and the we own the secret sauce, but we use their equipment, and that's how we create MicroSalt.

The good thing is we don't need any capital investment into equipment. We can just, let's say, rent equipment while we produce MicroSalt. So then, after that, the way we work right now is that we have some customers that we can ship direct, but as we work building and growing the company, we realize that, really, our main point of differentiation is our technology, and there are some third parties that have a lot more experience, context, to get to manufacturers, so we partner with these brokers and distributors.

Basically, we produce the salt, we have our distribution center where we have it, and then we ship the salt to these distributors or brokers, in this case brokers just, they sell, and then we ship directly to the customer as soon as they do a sale, but that's a little bit about how the supply chain works, and specifically when we talk MicroSalt. As people may know, if this is not the first time that they are watching this webinar, or they already went to our page, we also as we were building this technology and we were building the company, we realized that initially, I will say, initially as a proof of concept.

We said, "Let's take our salt and let's create a snack, a snack brand, from ourself, really, as a proof of concept. Let's start selling it somewhere and see how it does, to see, you know, people really like it. We created a brand called SaltMe!, and SaltMe!, and the name of that brand comes because we found this hashtag online that has to do with SaltMe!, and they were like, you know, "My mom's Thanksgiving dinner was like, blah. #SaltMe."

We liked that name, we created a brand called SaltMe!, and we created our own potato chips that are full flavor, low sodium, and we started delivering and shipping those. We made a patent with Unify, as I said a few minutes ago, is the second or one of the top two biggest distributors of natural foods in the US, so we are focusing the northeast of the US and we have also a solution in Texas, and we're on Amazon, and I'm explaining this because there are like two supply chains, right?

We have the MicroSalt supply chain that we produce and we ship to customers or distributors, and then we also have the MicroSalt that we produce, we send it to our own co packer of SaltMe! potato chips where they produce potato chips for us for this brand. The other thing that I will say is that, also, as a part of the customers, because you were asking about customers, the main customers are our co packers, so manufacturers of chips, nuts, any type of snacks, but also flavor houses.

Because one of the things that we realized in all of this process is that a lot of these manufacturers, they rely on their flavor houses to solve all the flavor issues or flavor challenges, so we also have that type of customer, which is directly flavor houses, which also is a good benefit that I didn't mention before is that our MicroSalt mixes perfectly with any type of flavor that you can do, so you can do variable flavors. You know, sour cream and onion, whichever flavor you want to do in a powder form, and they apply to any snack.

MicroSalt works perfectly like any other salt will work, which also, that opens a lot of our market because it's not only MicroSalt for, let's say, original potato chips, original pretzels. It can go to any flavor that you want to apply, and you want to reduce the sodium, you can use MicroSalt.

Brett: Got it, great, yeah, and I'm glad you touched on the SaltMe! brand and how you guys have sort of made sure that you were your first customer just to kind of understand how that works from the end user perspective. I've got two more questions for you guys. I want to touch a little bit on pricing, so I guess let's focus on the ingredient piece of it, so MicroSalt specifically, and not SaltMe!, because I think that the answer will apply to the actual, full CPG products, but so you've got two different vectors.

My understanding, you've got two different vectors of competition. One is just the traditional salt ingredients where you guys offer 50% less sodium, or up to, and then you've got the, I think you said, potassium chloride or the salt replacement ingredients whereby they may compete with you on a sodium-level perspective, but the flavor is one that requires a lot of tinkering and other ingredients which damage the product.

I guess between those two, how do you guys compare from a pricing perspective at the ingredient level?

Victor: Yeah, so I'm going to give you pricing and then I'm going to explain how the pricing works here, but I will say if you compare MicroSalt to potassium chloride, potassium chloride, you can find it between, I'll say around one dollar, one dollar 20, per pound. When you talk about MicroSalt, our pricing, and I'll say we have a tiered pricing, but let's say that the max pricing, the minimum order quantity pricing is two dollars, 41 cents, a pound.

Now, so if you compare 1.20 to 2.40, one, you'll say, "Well, they're 2X potassium chloride." But the truth is that, when you use MicroSalt, you use 20% less at minimum, and it can be up to 50% less at minimum, so it will depend on the application and it will depend on the type of product, but at minimum you use 80% less than what you would use if you used potassium chloride, or if you use salt, and part of the strategy that we have been using when we sell MicroSalt and has been very successful is that, if you go to a per pound pricing, you are not telling the real story here.

Although we have a competitive pricing, when we start using, "Okay, you're going to use at least 20% less than what you use today. Then you also use less product, because the precipitation is less." When you start doing this math, we get to competitive level pricing, but also when you see the cost structure of the snacks business, flavor and salt is the lowest cost component of a bag of a snack, so if you take, for example, a typical five ounce bag of potato chips, when you talk about the salt or the flavor, we're talking about 1% of the cost structure is data specific, and where we see the big win here, Brett, is that when you are developing innovation in your products, usually innovation comes in the areas where you have the big cost component.

Let's say that you want to develop a snack and you want to use avocado oil instead of the typical oil that they use, sunflower oil. That is 30% of your cost structure, is just oil. Or let's say you want to change the potato, and you want to use a better type of potato. That's a huge part of your cost structure. Now, we come to you with a innovation that will help you even claim things, and be in line with what people are looking for, for a cost component that is 1% of your, I mean, we did the math and it was something along, and I want to be clear that this is just an average that we did.

You know, an average five ounce potato chip bag, the incremental cost for moving, not from potassium chloride, from moving from salt, that is a commodity, from moving from salt to MicroSalt, it was less than half a penny. Less than half a penny, of a bag that costs you, you know, 3.97, maybe, out there. For less than half a penny, you are actually delivering innovation in a big way in your smallest cost component, so that's a little bit of how we tell the story of pricing.

Because if not, people get to this level of, "Well, you know, salt is a commodity, and your X times more expensive," or, "you are two times more expensive than potassium chloride," but when you tell the full story, people understand the potential. Also, when we talk with flavor houses, a flavor house is a huge business, they tend to be very reactive. They tend to be, "We wait until our customer asks us for something and then we go back and we find a solution and we go back to our customers."

And we have been trying to change that narrative for them and say, "You know, this is a time that you can go to your customers and you can tell them about a new solution that is needed, and also you will increase your price per pound a little bit, and you're going to be delivering value to your customer." So we are trying, I tell you all this to show you how we're trying to change the narrative to a more proactive narrative that helps not only ourself as a company, of course we want to make money, we want to grow, but also how we make each one in the value chain to us a win.

You know, flavor houses, or suppliers, or distributors, and also of course the manufacturer, and then the final customer will get the full flavored snack that they want but with 50% of sodium.

Konrad: That's right, and I have nothing to add. I think Victor relayed that really nicely, and in my personal opinion you have to look really hard to find innovation that's groundbreaking, at the same time only 1 or 2% of your cost structure, right? When we were talking about snack manufacturers, and the cost per bag, so we believe this is another big portion of the value proposition here.

Brett: Yeah, I mean, I think one of the trends I've seen in CPG is people are willing to pay a premium in many cases for products that are more healthy, and so it's not a surprise that there might be a little increase, but it's helpful to know that at least on a per-serving basis, it's not prohibitively expensive where you don't have people in the market just closing the door, right? So that was kind of the genesis of the question.

Before we wrap up here, I know that we've had the campaign, the Microventures campaign for MicroSalt going for a couple months now, and the content that we have on the campaign page was originally published then, so wanted to just give you guys a chance, if you want, to share any updates or any kind of recent progress, or I guess just pertinent updates that have occurred with the business since that time, and you know, anything else that you'd like to share with folks before we sign off.

Victor: Yeah, that's great, and thank you, Brett. Well, first, we're very happy with Microventures and everything that has happened so far, so we're very excited and happy with the results. I will say that if we go to the business, a few things that happen that we're very excited about is that we just gained a new customer which will open a new area for us that we really want to learn of, because so far our focus in MicroSalt has been snacks manufacturers, but we know, and we were trying to work this a few months ago pre-pandemic, and then we decided to stop that a little bit, and you understand why, but we were trying to look how we can deliver value also for the food service industry and the restaurant industry.

Because, you know, they have the same issue. They have high sodium. They have products like french fries, potato chips, tortilla chips. Things that they do that are high sodium and it's the same problem. But you know, when the pandemic started to hit, we put that on hold because the situation there. But this customer that we gained, they distribute tortilla chips to several Mexican restaurants in Texas.

We're excited about that because this is going to open more than just a customer. We're trying to find them as this partner, to understand a little bit more about that segment of the market, which will be a new, it will be a wide space opportunity for us, because as we understand that market and we understand the need of the customer that wants to go to a restaurant, and wants to enjoy a potato chip, or a french fry, or this food flavor, but with half of the sodium, that could be also a big win for restaurants, for the consumer, the client at the end, and also for us.

That's one thing that just happened, and we just delivered the MicroSalt a few days ago. I will say also that we are, I mean, we launched a new size in SaltMe! potato chip. When we launched the brand, we launched the five ounce size, which I will say is not the family size, but it's like the share size that normal people buy. But now we came out with the one ounce size, and the reason we picked that size as our next sizing was because two things. One, in e-commerce and Amazon, that's the number one size, so if you want to win in Amazon or any other e-commerce platform or marketplace, you need to be in the one ounce size, and we just shipped pallets to Amazon a few days ago, so they are there, or they are arriving today, or that's what's happening then.

And also, that will open to us potential new markets there, because the one ounce size is the size that you can put in the checkout aisles. You can use it also in some type of restaurants that they sell, like the snacks in bags. You can also think about vending machines. Also, we're thinking about, and this is future and how we can also be able to deliver to schools, that they have some very, I will say, strict regulations on food and sodium, so that one ounce size that we are launching in barbecue and original flavor could be some wins there that we are working on.

That's a little bit about the news, and we're excited, things are going very well, and you know, again, thank you for this opportunity.

Brett: Yeah, likewise. Thanks for taking some time. That was a great update on where things are today. But that's going to wrap up the webinar for us today. I really want to thank you guys for taking some time out to share more about the company for folks. For people listening to this, you're likely already on the MicroSalt campaign page, so if you do have any other questions for Victor or Konrad, I guess first I would encourage you to scroll down this page. There's a lot of information that we put together, and cooperation with their team, so you can scroll down, see the terms of the investment, and a bunch of other industry metrics, competition, background on the full team.

The slide deck that Victor went through is also listed on this page right above where this webinar will be, and then that at the bottom, there's a discussion forum. If you do have any questions that you didn't feel like we got to today, then I would encourage you to submit those there. The MicroSalt team can answer them directly, and then lastly if you would like to participate in the investment with MicroSalt, we'd encourage you to do so.

At the top, there's a bright orange invest button. You can click there. If you have an account with us, you likely know how the process works. If not, then I would encourage you to set one up. It's free to do so, so you can sign up, create an account, and then walk through the steps, and be a part of what these guys are building. Sounds like a lot of exciting stuff's going on, so now is a good time. I guess with that, any kind of final words or parting thoughts you guys would like to share, or any other places you'd like to point people towards?

Victor: Well, you know, I can end saying that part of my entrepreneurship career or professional career, I was really looking to be part of something that is exciting, is interesting, challenged me, but also has big meaning and really can change people's life literally, right? And I work in a bunch of brands in the past that are great brands, but I was looking for something that was really life changing, and when this opportunity came, I was very excited. I am very excited.

You know, if you are listening to us, want to invest and be part of something like this where we are really revolutionizing the food industry and we are making a change that actually can save lives, and can improve the lifestyle of people, we'd love for you to be a part of MicroSalt.

Brett: Great. Well, I think that's a good closing thought there, and so I really want to thank you guys again. I appreciate you taking time out of your busy day to share more here, and yeah, this'll be posted on the site soon, so thank you guys, again. Have a great rest of your day and great weekend ahead.

Victor: Thanks, Brett.

Konrad: Thank you. Really appreciate the opportunity.

Brett: Yeah, likewise. Thanks, guys. Talk soon.

Konrad: All right. Thank you. Bye-bye.

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[i] https://www.bizjournals.com/triad/news/2020/10/17/these-are-p-gs-billion-dollar-brands.html
[ii] https://www.fda.gov/food/nutrition-education-resources-materials/sodium-your-diet
[iii] https://www.fda.gov/news-events/press-announcements/fda-issues-draft-guidance-food-industry-voluntarily-reducing-sodium-processed-and-commercially
[iv] https://www.einpresswire.com/article/513561924/mexico-adopts-new-sodium-reduction-guidelines
[v] http://www.worldactiononsalt.com/worldaction/southamerica/
[vi] https://www.marketdataforecast.com/market-reports/sodium-reduction-ingredients-market
[vii] https://www.nbcnews.com/id/wbna42431752
[viii] https://ca.proactiveinvestors.com/companies/news/125396/tekcapital-confident-of-near-term-revenues-125396.html